Quiksilver Inc

P.E. 10-31-05





Two Thousand Five
Annual Report



I was in Fiji to celebrate the new millennium. The morning had been incredible.

A small group of us had ended the night's kava activities early so we could sleep and wake up at first light. We knew it was going to be on. The first boat was just past daybreak, and 6-8 feet, perfect Cloudbreak awaited us. It was a perfect blue-green day...not a drop of water out of place. Long rides, swing sets, clean barrels, tower tours, reef cuts, broken boards...the full Cloudbreak experience. We were taking a longboat back to Tavarua for breakfast with the salt drying into our skin and hair, laughing and bragging about the rides, heckling each other about the action, all smiles and completely exhausted and exhilarated from the morning's perfect surf.

That's when I saw Robbie Naish kite jump over Namotu. For no reason. For fun. He wasn't showing off. There was no way he could see us watching, but there is Robbie, on the near horizon, taking off on his kite, sail and all, spinning, and whirling and soaring, pretty soon 40 or 50 feet above the palm tree tops, all the way over the island. Now I know Robbie is the greatest windsurfer in history – 20 plus world titles. He basically invented the sport. But to jump over an island like that? Amazing.

What can be better than watching great athletes be great athletes? How is it that any one person can be so good, so much better than everybody else? Pure skill, hard work, fearlessness and passion, I guess. And imagination. Even so, I'm still stunned by what Robbie did. How could he even imagine the jump itself much less pull it off?

I think of Wayne Lynch. Wayne turned my life upside down, made surfing my complete obsession. Just by watching the surf films and photos of Wayne at Bell's Beach in the late 60's. Nobody had done that before. Wayne, upside down, full rail cutbacks, defying gravity and imagination and defining a revolutionary way to surf. A couple of friends and I went down to MacGillivray Freeman films and rented Evolution, the 1968 movie that starred Wayne. Supposedly, we were going to do some screenings at our high school and make a little money. Our true mission was to take the reel home and watch Wayne Lynch's moves a thousand times over. And we did. I never get tired of watching great athletes.

And for that, fellow shareholders, how lucky am I, and are we all, to be with Quiksilver? With friends and family that for 35 years have celebrated boardsports and the athletes that ride the mountains and the waves. And we get to do this for a living? To dream of stunningly beautiful places and watch and try to emulate the unimaginable skills of all of our athletes as they take on these challenges of nature. And, let me promise you, when we design, merchandise and sell our products, we always keep that in mind. We always have, and we always will. We love what we do, and what we do is try our best to communicate through our products the commitment we have to our sports and our athletes. That is our lifestyle.

So, to me, 2005 – a year in which the incomparable Kelly Slater won his 7th world championship, Chelsea Georgeson won the women's title and Danny Way jumped the Great Wall of China – has been the year of the Quiksilver athlete. Or, I should say the QuiksilverRossignol athlete. Because this year we joined forces with Rossignol, a company that has defined winter sports just as we have defined surfing. Talk about athletes. Rossignol has won more Olympic and World Championships than most countries, not just companies. So, the year of the Quiksilver and Rossignol athlete is not just 2005, it's 2004, 2003, 2002 and so on, back to the beginnings. Back to 1965 when 17-year old world champion Jeff Hakman, my good friend and co-founder of Quiksilver, won the Duke Contest at Sunset Beach on Hawaii's North Shore, making it look effortless with his instinctive knowledge of how the ocean moves. Back to the 1930's with Rossignol. It was in the 30's and 40's that Rossignol's famous Emile Allais raced down the glacial slopes in Chamonix and revolutionized downhill skiing, imagining and inventing turns that never existed before. Not just to win a gold medal, but because he wanted to. And, there was someone watching. Someone named Laurent Boix-Vives, who was inspired by Emile Allais to buy Rossignol and breathe life into alpine sports, start an industry and create opportunities for thousands of world-class athletes over the last half-century. Quiksilver and Rossignol are truly inseparable from our tradition and our athletes. Without them, we are imposters.

We know that, and we are humbled by that.

Great athletes inspire and transform – inside and outside of competition. The best moments often come unexpectedly and improbably.

It was at the end of a long day of heli-boarding the infinite powder at Tyax in British Columbia's Chicotin Mountains. Deep in the valley bottom underneath the Canadian Rockie glaciers the helicopter waited. I was off to the side of the last run watching a group of boardriders, all friends – some pro, some mortal like me – make their last run. I watched hidden and amused as my exhausted companions gave it their end-of-the-day hurrah. One by one, down the long chute. The last to go was one of our pro riders, Jamie Lynn. Jamie's not only a legendary snowboarder, but a musician and artist. Wayne Lynch on snow. Down he flies into the natural half-pipe lugging the overloaded backpack with the obligatory first-aid kit, avalanche transponder radio and assorted other emergency equipment. And, then, for no reason at all Jamie picks out a little rock feature on the flat, launches up and over the handle bars, pulls a full rodeo flip and rides away. Once again, no one watching (or so Jamie thought). And doing it just because he could…and only for himself. No big deal for Jamie Lynn, Robbie Naish, Wayne Lynch or Emile Allais. Are you kidding? Fellow shareholders, we could practice a lifetime and never do that. But that's what intrigues and inspires us, isn't it?

And it is what exudes from our products.

I've never talked to any of these guys about any of this. Just private thoughts and memories. If I did, all I could say to them and to all our incredible athletes, past and present, is simply, thanks.

To try and describe each and every one of the great athletes that have been a part of Quiksilver and Rossignol is impossible. In the following pages we present just a few of the professionals. There's also hundreds of amateurs and up-and-comers that we spend time with, get their thoughts, hear their dreams – enjoy them. I trust that in the following pages you'll not only see what they do, but get a glimpse into their mindset. It's an inspiration, not just to me, but to millions of young people around the world.

Sincerely



Robert B. McKnight, Jr.
Chairman of the Board









The following are true thoughts and statements. Reminders of a courageous and individual spirit...of adventure and creativity.

This is our lifestyle.

Kelly Slater holds a win at the Eddie Aikau Big Wave Invitational, has 5 Pipe Master's wins and holds a record 7 World Titles.



Growing up surfing we didn't have any video games. I remember my friend's dad had a picture of pipeline hanging on his wall. I must have mind-surfed that wave a million times, just dreaming of one day riding it. I still remember that picture when I'm surfing pipeline today.

Even after accomplishing my big goals in my life, I think, life comes back to the simple things. It's about being able to enjoy what you're doing in the moment. It's about eating dinner with friends or learning something new. It's about watching somebody else enjoy their life.

Kelly



Lindsey Kildow finished in the top three six times in Ski World Cup competition in the 2004/2005 season, winning the downhill at Lake Louise.


Vail
VISA
Carlsberg

You have to have fun with skiing, and you can't let outside influences bother you. I try to just be myself and remember that I have one of the best jobs in the world. I would like to think that I could succeed on any type of course, but I like the more difficult courses and bad weather conditions because it is a true challenge.

Lindsey



Sunny days. That's what inspires me. I could be anywhere at anytime and be inspired by scenic beauty.

Being a role model to so many young riders is also huge. A lot of riders today don't recognize their responsibility to the sport. If I'm in an event or something and I didn't have the best day, I'm not going to sit there and throw a hissy fit at the bottom of the pipe. I know kids are watching, and they might mimic my behavior. I'm very passionate about casting the sport in a positive light.

Todd



Todd Richards has been the winner at the World Snowboarding Championships, holds two gold medals and was named Athlete of the Year at the Winter X-Games.



Back in the day there wasn't much for people who were committed to the industry or for athletes who were committed to the sport. Everybody who was involved in skateboarding was involved 100% because they loved it, and that was it. There was no real making a living doing it. If you owned a skate company and you were able to keep an employee, you were doing good.

There was so much progression in that time period, but there was such a small spotlight on what we were doing. I look back at those times as my most valued times in skateboarding.

Danny


quiksilver.com

In 2005 Danny Way jumped the Great Wall of China, broke two world records and won the X-Games gold medal in Big Air.


USA

Winner of the 2005 Gravity Games Superpipe, Kristi Leskinen continues to set new precedent in women's freestyle skiing.


WMASS

I remember rewinding the first poor boy video over and over. I can do that, I thought. When I was 15, I wanted to become the best in a sport mostly dominated by guys.

So much has changed since then. It makes me proud to see a women's contingency in the sport. With the Extreme Games, the Gravity Games and World Championships all having women's divisions, we are proving we can do anything the guys can do.

Kristi



Growing up in Peru, surfing was small. I remember going to Hawaii when I was 14. That's when I realized I could make this a profession. Surfing over there was a way of life.

I want to see surfing take off in Peru and South America the way it has in Hawaii and Australia. The idea that I can help in the process is what I find most fulfilling.

Sofia



Sofia Mulanovich is the first Latin American surfer to ever win the World Title.



Thomas Grandi is three-time Olympian and is one of the most decorated men's alpine skiers in National Canadian Team history.


5
Adelboden
ROSSIGNOL

When I won my first World Cup race in December 2004, it was an amazing feeling. I felt like everything I had done was finally worth it, and that if my career would end that day, I would be satisfied. Canmore threw a parade for me when I came home. It was amazing to see the amount of support and people that came out to cheer me on.

Thomas



In 2005 Vijay Singh finished first in the Wachovia Championship, Shell Houston Open, Sony Open and Buick Open.



Golf is the greatest game in the world. It allows me to compete all over the world and meet many different people in many different cultures. I practice as much as I feel I need to in order to be my best. Pressure is what you make it. I love the pressure to win, because I always feel prepared. I thrive on it.

Vijay


FORSTMANN
LITTLE & Co.

That morning I was feeling beyond myself. Two straight world titles was already a feat, but deep down I wanted more. I've got everything to lose and everything to gain... basically, no room for mistakes. I try to clear my mind to get rid of the negative pressure. There's only one thing that matters: my line, my fluidity, my technique, my control, my speed. In short, I've got to ski like I know I can.

Seeing me completely concentrating puts pressure on everybody else. Today, the tension is at a maximum, especially because the conditions are so difficult. I'm among the last to take off. I do a perfect run. Not one mistake.

Manu



Manu Gaidet has four victories on the Freeskiing World Tour and was crowned World Champion in 2003, 2004 and 2005.





Dear Shareholders

This has been a transformational year for Quiksilver, Inc. We have now become the world's leading outdoor company. In our beginnings in the 1970's, we operated with one brand in the United States, Quiksilver, making boardshorts for surfers. Our technical innovations and devotion to our product enabled us to develop a core business that remains incredibly strong. Over the next couple of decades, we evolved into a globally diversified company with several brands and businesses that covered not only surfing, but skateboarding and snowboarding, and offered products that encompassed the entire lifestyle of the boardsports consumer. Now in the third phase of our development, we have acquired the Rossignol Group to add globally recognized mountain brands to our company, enhance our global infrastructure and move us more broadly into the outdoor market. We are now the world's leading branded supplier of products for the outdoor sports lifestyle market, and our opportunities for growth have never been more compelling.

This has also been a transformational year for all of our nearly 8,000 employees at Quiksilver and at Rossignol. We have built upon our long history of worldwide, but personal and local grass roots to develop a true global platform of loyal and energetic people working together. We have used these international ties to organize ourselves into natural geographic regions – the Americas, Europe and Asia Pacific – which operate within an overall global corporate and brand management structure. None of this would have been possible without the commitment and passion of our employees from the most senior executive leaders to the teenagers holding down their very first job. Across the world we benefit from their hard work and talent. I join Bob in saluting our great athletes, all the while recognizing, like Bob, that our employees are our true MVP's. It is our employees who we depend upon to carry out our strategic vision, and it is our ability to execute on a day-to-day basis and the diversity of our business model that have enabled us to create one of the best financial track records in our industry. 2005 was no exception. We achieved record results, growing our revenues by 41% to $1.8 billion and our net income by 32% to $107 million. Earnings per share increased 26% to $0.86.

Including Rossignol's wintersports and golf equipment businesses in our results since their acquisition at the beginning of our fourth quarter made a significant contribution to our results across our three geographic regions. In the Americas, revenues grew 37% to $844 million, and operating income grew 34% to $85 million. In Europe, revenues grew 44% to $712 million, and operating income grew 41% to $103 million. Asia/Pacific revenues grew 49% to $221 million, and operating income grew 40% to $30 million.

Rossignol's history in alpine skiing is approaching 100 years, and their commitment to innovative products and the sport of ski racing over the past fifty years under the direction of Laurent Boix-Vives is unequaled. Over one-third of the alpine medals in the last five Winter Olympics were won using Rossignol equipment. They used their technology-driven business model to develop not just Rossignol, but the strong wintersports brands of Dynastar, Lange, Look and, in golf, Cleveland Golf. Rossignol has also developed a small, but successful, range of technical outerwear for use on the slopes. The eagerness of the Rossignol team to embrace our vision has been gratifying, and I welcome them to our family and look forward with them to all the new opportunities that lie ahead.

Just like we developed Quiksilver beyond boardshorts for surfing into a full range of sportswear and accessories for people who love the boardsports lifestyle, we believe we can develop Rossignol from a wintersports icon into an outdoor lifestyle brand with a full range of sportswear and accessories for people who love the mountains. We are not going to change what Rossignol does, it will continue to be based in competitive events and product innovation, but we will broaden the horizons of what is possible.

As we broaden Rossignol's product range, we will also work to improve the existing equipment businesses. We're reorganizing the group to create efficiencies, reinventing our snowboard division, optimizing costs across the company, and implementing plans to create working environments in the United States and France where creativity will thrive – where people will dream.

We have already taken some important steps in the integration process. In the United States, the Rossignol operations in Vermont and most of our snowboard related businesses are moving to Park City, Utah. This move should happen sometime this summer. In Europe, we'll be staying in the Alps at Voiron, France, where Rossignol has long been headquartered, and the city has granted us fifteen acres of land where we will build our new facility. It will be state of the art and help us eliminate operational inefficiencies and redundancies by having the bulk of our European wintersports activities in one location. Park City and the Alps are epicenters of wintersports, and we're excited about what these moves will do for the mindset of our company. In Japan, we brought the Rossignol and Quiksilver groups under one corporate umbrella and reorganized the Cleveland Golf infrastructure to capitalize on the great growth opportunities in the Asian markets.

We introduced Roxy skis this year relying on proven Dynastar, Lange and Look technologies. Our range of skis, boots, bindings and poles was very well received this year and establishes a foundation on which we can further develop the product range for next season.

With such a transformational acquisition, it's easy to loose sight of our other accomplishments. There are too many to list, but there are some that should be highlighted. To finance the Rossignol acquisition and refinance some of our existing debt, we completed a very successful senior notes offering. We raised $400 million and are thankful to our note holders for their vision and support.

We licensed our Hawk brand in the Americas exclusively to Kohl's. This was a great way for us to serve a new tier of distribution in the United States with a very different operating model. Kohl's has responsibility for sales and production, and we handle design in exchange for a royalty.

We also continued to develop our international infrastructure. The major pieces are already in place, but there is still work to do. We finalized an agreement to buy our licensee in South Africa and have taken back Mexico, which was formerly a licensed territory. These are tremendous core surf markets, and we are happy to have these territories under our direct control. We acquired DC's distributors in France, the United Kingdom, Spain and Canada. We've also taken steps to consolidate Quiksilver's licensee in Belgium, and we formed a joint venture in Brazil. In Australia, we acquired one of our key retail licensees, Surfection, which operates 11 shops in the Sydney area.

Our retail division highlighted its year with the opening of our combined Quiksilver and Andaska shop in Anglet, France, near its European headquarters. With a fantastic and healthy restaurant in between, the Quiksilver and Roxy side features all of our boardsports brands, a junior skatepark, a shaping room and a DJ, while the Andaska side features equipment and lifestyle apparel for other outdoor sports, such as skiing, hiking, climbing and cycling among others. The shop environment is an excellent way to communicate the lifestyles that our brands represent, and it's a fun place just to be.

2005 was truly a tremendous year for QuiksilverRossignol athletes. Kelly Slater won his 7th surfing world championship, a feat never accomplished before. Roxy's Chelsea Georgeson won the women's surfing world championship, edging out our own defending champion, Sofia Mulanovich. Danny Way, DC's iconic athlete, set a number of world records when he jumped over the Great Wall of China on a skateboard. Omar Hassan and Dylan Rieder lifted Quiksilver's skate profile; Rossignol's Tina Maze won the World Cup giant slalom at Solden, Austria; U.S. ski team racer, Lindsey Kildow, won the World Cup downhill at Lake Louise; Spain's Maria Jose Rienda won the giant slalom in Aspen; and Dynastar's former world champion, Kjetil Aamodt from Norway, and Jean-Pierre Vidal from France are off to incredible starts this season as we look forward to the Winter Games in Torino, Italy. Cleveland Golf's Vijay Singh and David Toms continue to post great PGA Tour results, and new star, Bart Bryant, posted a wire-to-wire victory in the Tour Championship at the legendary Bobby Jones East Lake Golf Course in Atlanta, Georgia, out dueling second place finisher, Tiger Woods, and shooting a course record 62 in the first round. What a year we had.

We move forward with a world class portfolio of industry-leading brands, a tremendous roster of athletes and more opportunity for growth than ever before. With Quiksilver, Roxy, DC, Rossignol and Cleveland Golf leading the charge, we are confident that our record of creating shareholder value will only be strengthened in the future. Thanks to all of our teams around the world for their hard work and success in 2005. It's been an incredible and exciting year, and we are still just scratching the surface of our potential. We are confident that the end users of our products and all of the other stakeholders in our company will also reap the benefits of this new and powerful phase of Quiksilver, Inc. Thanks also to our Board of Directors, our shareholders, our customers and everyone that has supported our vision.

Sincerely



Bernard Mariette
President

Net Revenues
in millions

01	02	03	04	05
$621	$705	$975	$1,267	$1,781

Net Income
in millions



$107
$81
$59
$38
$28
01
02
03
04
05

Net Income Per Share
assuming dilution



$0.86
$0.68
$0.52
$0.38
$0.29
01
02
03
04
05

Sales Mix

Core market 37 %
Specialty stores 41%
U.S. Exports and distributors 12%
Department stores 10%

Americas


48%

Europe


40%

Asia/Pacific


12%

Product and Sales Mix


Boardshorts
Swimwear
T-Shirts
Shorts
Pants
Shirts
Tops/Dresses
Quiksilver
Roxy
DC
Rossignol and other wintersports brands:
Rossignol
Dynastar
Lange
Look
Kerma
Lib Technologies
Gnu
Bent Metal
Other apparel brands:
Raisins
Radio Fiji
Leilani
Hawk
Fidra
Gotcha
Cleveland Golf
Swim 10%
T-Shirts 18%
Bottoms 12%
Tops 11%

Jackets
Sweaters
Technical outerwear
Fleece
Accessories
Footwear
Snowboard equipment
Alpine equipment
Nordic equipment
Golf equipment

43%

30%

10%

10%

5%

2%

Outerwear 15%
Accessories 12%
Footwear 11%
Wintersports equipment 9%
Golf equipment 2%

Quiksilver has been established over the past 35 years as the leading global company representing the casual, youth lifestyle associated with boardriding. This year's acquisition of Rossignol and Cleveland Golf adds a group of leading ski and golf equipment brands to our company that broadens our position in the global outdoor market. Our brands are a symbol of the sports they represent and provide people with a connection to the outdoors; beyond sport-related equipment and apparel into everyday sportswear and accessories.





Quiksilver

From its beginnings three decades ago, Quiksilver has been based on individualism, creativity, adven-ture, innovation and freedom. This is embodied in its boardriding culture and is symbolized by its logo, a wave breaking over a snowcapped mountain. Quiksilver's essential qualities of functionality, innovation and durability remain true to its heritage. We have grown our Quiksilver product line from its origins as a line of boardshorts to now include shirts, walkshorts, t-shirts, fleece, pants, jackets, technical outerwear,



footwear, hats, backpacks, wetsuits, watches, eyewear and other accessories. Quiksilver has also expanded it target market beyond young men to include boys and toddlers. Quiksilveredition is the component of our Quiksilver range targeted at men. The Quiksilver product line accounted for approximately 43% of our revenues in fiscal 2005.









Roxy

With its core in boardsports, Roxy is a fashion outdoor brand that expresses the coastal and mountain casual lifestyle, which is represented in its heart logo that combines offsetting Quiksilver mountain-wave logos. The Roxy girl is fun and alive, daring and confident, naturally beautiful, and she appreciates innovation and simplicity. Roxy was introduced in 1991 targeted at the juniors market and later expanded to include girls with the Teenie Wahine and Roxy Girl product lines. Roxy includes a full range of sportswear, swimwear,



footwear, backpacks, technical outerwear, snowboards, snowboard boots, skis, ski boots, ski bindings, ski poles, beauty care, bedroom furnishings and other accessories for young women. The Roxy product line accounted for approximately 30% of our revenues in fiscal 2005.







DC Shoes

DC was founded in 1993 and has since grown to be a global leader in performance skateboarding shoes with innovations such as protective lace loops, padded tongues with elastic straps, heel straps, shock absorbing heel cushions and performance grip soles. DC's product line also includes men's and women's casual apparel, snowboard boots, technical outerwear and a full line of accessories, as well as kids' and toddlers' skateboarding shoes. With its roots in skateboarding, DC is also closely associated with



snowboarding, surfing, BMX and motocross, and collaborates with artists, musicians and cultural influencers. These connections enable DC to develop signature products and support its promotional efforts. The DC product line accounted for approximately 10% of our revenues in fiscal 2005.











Rossignol

With its long history of success in ski racing, Rossignol has developed a reputation for excellence, innovation and technical knowledge that has enabled it to appeal to multiple styles of skiing, including racing, all-mountain, freeride and freestyle. Rossignol covers all of the major product categories of the ski and snowboard markets, including skis, bindings, boots and poles in the alpine category; skis, boots and bindings in the cross-country category; snowboards, snowboard boots and bindings; and



technical outerwear and accessories. The Rossignol product line is being expanded into an all-season sportswear and accessories range representing the alpine lifestyle. Since our acquisition of Rossignol as of July 31, 2005, the Rossignol product line and our other wintersports equipment brands of Dynastar, Lange, Look and Kerma accounted for approximately 10% of our revenues in fiscal 2005.







Cleveland Golf

For over 25 years, Cleveland Golf has produced high performance golf equipment. Cleveland Golf strives to make the most technologically advanced golf clubs available. Players of every level and age, both male and female, benefit by using top quality Cleveland Golf equipment, such as Launcher woods, CG irons and the best-selling wedges in golf. Cleveland Golf also produces putters under the Never Compromise brand to the same high standards. Since our acquisition of Cleveland Golf as of July 31,



2005, the Cleveland Golf product line accounted for approximately 2% of our revenues in fiscal 2005.


Cleveland
10
Cleveland
GOLF
Cleveland





Other Brands

With a heritage of racing, trendsetting and performance, Dynastar symbolizes technically specific skis to use in all alpine experiences. Lange ski boots combine its race boot prowess with a commitment to building better, more comfortable boots for skiers of every type. Look bindings have a winning history in alpine ski racing with a focus on producing high quality, innovative release bindings. Kerma poles complement our ski products from both a technical and aesthetic viewpoint. Lib Technologies and Gnu snowboards



and Bent Metal bindings address the core snowboard market. Raisins and Radio Fiji are swimwear labels for the juniors market, while Leilani is a contemporary swimwear label. Our Hawk product line is inspired by Tony Hawk, the world-famous skateboarder, and targets boys and young men. Gotcha addresses street fashion for young men in Europe. Fidra is our golf apparel line. The product lines of these other apparel brands accounted for approximately 5% of our revenues in fiscal 2005.



Individual expression, adventure and creativity are the essence of our brands and the outdoor sports they represent. Combine this with the aesthetic appeal of beaches and mountains, and a connection is established that transcends borders and continents. Our mission is to expand our leading position in the outdoor market; to continue our core focus and grass roots efforts while bringing our lifestyle message to the global community.

The Crossing
Adventure Travel
Global Citizen

The MV Indies Trader completed its seven-year Quiksilver Crossing voyage in Hawaii after traveling through the Panama Canal and up the west coast of the United States in 2005, attracting nearly 1 million visitors to its website last fall. The Crossing's mission to find surf, build bonds with local cultures and contribute positively to the environment will continue, along with an educational focus, by using various means of transportation to find the best waves. Quiksilver Adventure Travel continues to connect boardriders with



1







3

Photos 1,2,3: Jason Childs

the surf and snow locations of their dreams, planning adventures for people to such places as Indonesia, Tonga, Fiji, Samoa, Mexico, Costa Rica, South Africa, New Zealand, Australia and Canada. The Quiksilver Foundation completed its first year of operations, providing support to many initiatives such as the Nias Fund for tsunami relief, the Katiet Village Project of SurfAid and the Joyful Heart Foundation for sexual abuse survivors.





5





6



Photos 4,5,6: Jason Childs

Distribution

We sell our products in 92 countries around the world. The foundation of our business is the distribution of our products through surf shops, ski shops, skateboard shops and snowboard shops where the environment communicates our brand message and the sale of equipment is supported with technical knowledge and experience. Our products are also distributed through independent specialty or active lifestyle stores and specialty chains, while a limited amount of our apparel products are distributed through




QUIKSILVER
BOARDRIDERS CLUB

select department stores. We have a proprietary retail presence which includes our Boardriders Clubs, Roxy shops, outlet stores and Andaska outdoor shops. At October 31, 2005, our network included 212 company-owned shops, 178 shops that are wholesale accounts under license arrangements, and 67 shops in licensed territories.


QUIKSILVER
QUIKSILVER QUIKSILVER
QUIKSILVER QUIKSILVER





Media
Events
Team

The strength and legitimacy of our brands is based on many years of grass roots efforts, athlete sponsorships and events. Our athletes legitimize the performance of our products and form the basis for our advertising and promotional content. A real connection is main-tained with the core users of our products, which also creates a general aspiration to the lifestyle that these athletes represent. This year's events include the Quiksilver Eddie Aikau Big Wave Invitational, the Slopestyle Pro snowboarding event and






riding GIANTS

the Bowlriders skateboarding event. Our athletes par-ticipate in the Summer and Winter X Games, the Ski World Cup, the Winter Olympics and the Freeride World Cup. We also sponsor surf camps, ski racing camps and other local and regional events. We communicate to the end users of our products through advertising, editorial content and other programming in both core and mainstream media.




ROXY
WAHINE CLASSIC
roxy.com/wahine



Financial Data

The statement of income and balance sheet data shown below were derived from our consolidated financial statements. Our consolidated financial statements as of October 31, 2005 and 2004 and for each of the three years in the period ended October 31, 2005, included herein, have been audited by Deloitte & Touche LLP, our independent registered public accounting firm. You should read this selected financial data together with our consolidated financial statements and related notes, as well as the discussion under the caption "Management's Discussion and Analysis".

Years Ended October 31, Amounts in thousands, except ratios and per share data	2005 (1)(2)(3)	2004 (2)(3)	2003 (3)	2002	2001
Statement of Income Data					
Revenues, net	$1,780,869	$1,266,939	$975,005	$705,484	$620,621
Income before provision for income taxes	158,346	121,992	90,067	59,986	45,412
Net income	107,120	81,369	58,516	37,591	28,021
Net income per share(4)	0.90	0.71	0.54	0.40	0.31
Net income per share, assuming dilution(4)	0.86	0.68	0.52	0.38	0.29
Weighted average common shares	118,920	114,388	108,448	93,836	91,808
Weighted average common shares, assuming dilution(4)	124,335	119,288	113,270	97,888	96,196
Balance Sheet Data					
Total assets	$2,158,601	$ 990,990	$707,970	$450,589	$418,738
Working capital	458,857	343,100	286,625	160,518	132,416
Lines of credit	220,113	10,801	20,951	32,498	66,228
Long-term debt	691,181	173,513	123,419	54,085	70,464
Stockholders' equity	732,882	588,244	446,508	272,873	216,594
Other Data					
EBITDA(5)	$ 222,160	$ 155,229	$119,519	$ 82,975	$ 70,162
Current ratio	1.7	2.6	3.0	2.2	1.8
Return on average stockholders' equity(6)	16.2	15.7	16.3	15.4	14.2

(1) Fiscal 2005 includes the operations of Rossignol since August 1, 2005. See Note 2 of our consolidated financial statements. (2) Fiscal 2005 and fiscal 2004 include the operations of DC since its acquisition effective May 1, 2004. See Note 2 of our consolidated financial statements. (3) Fiscal 2005, fiscal 2004 and fiscal 2003 include the operations of Asia/Pacific since its acquisition effective December 1, 2002. See Note 2 of our consolidated financial statements. (4) Per share amounts and shares outstanding have been adjusted to reflect two-for-one stock splits effected on May 11, 2005 and May 9, 2003. (5) EBITDA is defined as net income before (i) interest expense, (ii) income tax expense, and (iii) depreciation and amortization. EBITDA is not defined under generally accepted accounting principles ("GAAP"), and it may not be comparable to similarly titled measures reported by other companies. We use EBITDA, along with other GAAP measures, as a measure of profitability because EBITDA helps us to compare our performance on a consistent basis by removing from our operating results the impact of our capital structure, the effect of operating in different tax jurisdictions and the impact of our asset base, which can differ depending on the book value of assets and the accounting methods used to compute depreciation and amortization. We believe it is useful to investors for the same reasons. EBITDA has limitations as a profitability measure in that it does not include the interest expense on our debts, our provisions for income taxes or the effect of our expenditures for capital assets and certain intangible assets.

Years Ended October 31,	2005	2004	2003	2002	2001
Net income	$ 107,120	$ 81,369	$ 58,516	$ 37,591	$ 28,021
Income taxes	51,226	40,623	31,551	22,395	17,391
Interest	21,950	6,390	8,267	8,640	10,873
Depreciation and amortization	41,864	26,847	21,185	14,349	13,877
EBITDA	$ 222,160	$ 155,229	$ 119,519	$ 82,975	$ 70,162

(6) Computed based on net income divided by the average of beginning and ending stockholders' equity.

Overview

We began operations in 1976 as a California company making boardshorts for surfers in the United States under a license agreement with the *Quiksilver* brand founders in Australia. Our product offering expanded in the 1980s as we grew our distribution channels. After going public in 1986 and purchasing the rights to the *Quiksilver* brand in the United States from our Australian licensor, we further expanded our product offerings and began to diversify. In 1991, we acquired the European licensee of *Quiksilver* and introduced *Roxy*, our surf brand for teenage girls. We also expanded demographically in the 1990s by adding products for boys, girls, toddlers and men and we introduced our proprietary retail store concept, Boardriders Clubs, which displays the heritage and products of *Quiksilver* and *Roxy*. In 2000, we acquired the international *Quiksilver* and *Roxy* trademarks, and in 2002, we acquired our licensees in Australia and Japan. In May 2004, we acquired DC Shoes to expand our presence in action sports-inspired footwear. Brand building has been a key to our growth, and we have always maintained our roots in the boardriding lifestyle. Today our products are sold throughout the world, primarily in surf shops, snow shops, skate shops and specialty stores.

In July 2005, we acquired Skis Rossignol, S.A., a wintersports and golf equipment manufacturer. Rossignol offers a full range of wintersports equipment under the *Rossignol*, *Dynastar*, *Lange*, *Look* and *Kerma* brands, and also sells golf products under the *Cleveland Golf* and *Never Compromise* brands. The acquisition was effective July 31, 2005 and we included the operations of Rossignol in our results beginning on August 1, 2005. In July 2005, we issued $400 million in senior notes that bear a coupon interest rate of 6.875% and are due April 15, 2015. These senior notes were used to fund a portion of the Rossignol purchase price and to refinance certain existing indebtedness.

Over the past 35 years, Quiksilver has been established as a leading global brand representing the casual, youth lifestyle associated with boardriding sports. With our acquisition of Rossignol, we have added a collection of leading ski equipment brands to our company that we believe will be the foundation for a full range of technical ski apparel, sportswear and accessories. Also, as part of our acquisition of Rossignol, we acquired a majority interest in Roger Cleveland Golf Company, Inc., a leading producer of wedges and golf clubs in the United States.

We believe that our acquisition of Rossignol provides us with multiple authentic brands in both snow and golf. Rossignol's technical knowledge, combined with our current lifestyle brands, will enable us to produce and market apparel, equipment, footwear, accessories and related products for consumers in a broad cross section of the outdoor market. Furthermore, we believe the combination of our existing global expertise in branded apparel and footwear, along with Rossignol's expertise in branded wintersports equipment, provide us with a diversified platform for continued growth and enhanced operating efficiencies.

Our acquisition of Rossignol is expected to have a significant impact on our financial results. Our revenues and expenses are expected to increase substantially. However, our overall profit margins are expected to be negatively impacted because Rossignol has historically generated lower profit margins than we have, and this trend is expected to continue in the foreseeable future. In addition, Rossignol's business has historically been seasonal, with revenues and operating profits generally higher in August through December, which will affect our consolidated quarterly results. Further, as discussed under "Financial Position, Capital Resources and Liquidity" below, we will be substantially more leveraged as a result of debt incurred in connection with the acquisition, and we will have an increased amount of capital committed to manufacturing functions.

Over the last five years, our revenues have grown from $621 million in fiscal 2001 to $1.8 billion in fiscal 2005. We operate in the outdoor market of the sporting goods industry in which we design, produce and distribute branded apparel, wintersports and golf equipment, footwear, accessories and related products. We operate in three geographic segments, the Americas, Europe and Asia/Pacific. The Americas segment includes revenues primarily from the U.S. and Canada. The European segment includes revenues primarily from Western Europe. The Asia/Pacific segment includes revenues primarily from Australia, Japan, New Zealand and Indonesia. Royalties earned from various licensees in other international territories are categorized in corporate operations along with revenues from sourcing services for our licensees. Revenues by segment are as follows:

Years Ended October 31, (in thousands)	2005	2004	2003	2002	2001
Americas	$ 843,677	$ 616,818	$492,442	$418,008	$391,575
Europe	712,310	496,276	386,226	282,684	223,877
Asia/Pacific	220,941	148,733	94,187	–	–
Corporate operations	3,941	5,112	2,150	4,792	5,169
Total revenues, net	$1,780,869	$1,266,939	$975,005	$705,484	$620,621

We operate in markets that are highly competitive, and our ability to evaluate and respond to changing consumer demands and tastes is critical to our success. If we are unable to remain competitive and maintain our consumer loyalty, our business will be negatively affected. We believe that our historical success is due to the development of an experienced team of designers, artists, sponsored athletes, engineers, technicians, researchers, merchandisers, pattern makers, and contractors. Our team and the heritage and current strength of our brands has helped us remain competitive in our markets. Our success in the future will depend on our ability to continue to design products that are acceptable to the marketplace and competitive in the areas of quality, brand image, technical specifications, distribution methods, price, customer service, and intellectual property protection.

Results of Operations

The table below shows the components in our statements of income and other data as a percentage of revenues:

Years Ended October 31,	2005	2004	2003
Statement of Income Data			
Revenues, net	100.0%	100.0%	100.0%
Gross profit	45.4	45.6	44.4
Selling, general and administrative expense	35.2	35.2	34.0
Operating income	10.2	10.4	10.4
Interest expense	1.2	0.5	0.9
Foreign currency, minority interest and other expense	0.1	0.3	0.3
Income before provision for income taxes	8.9%	9.6%	9.2%
Other data			
EBITDA[1]	12.5%	12.3%	12.3%

(1) For a definition of EBITDA and a reconciliation of Net Income to EBITDA, see footnote (5) to the table under Item 6. Selected Financial Data.

Fiscal 2005 Compared to Fiscal 2004

Revenues Our total net revenues increased 41% in fiscal 2005 to $1,780.9 million from $1,266.9 million in fiscal 2004 primarily as a result of increased unit sales, new products and the Rossignol acquisition. Revenues in the Americas increased 37%, European revenues increased 44%, and Asia/Pacific revenues increased 49%. We completed the acquisition of Rossignol effective July 31, 2005, and Rossignol's operations are included in our results since August 1, 2005. Rossignol operates in all three of our geographic segments, primarily producing wintersports and golf equipment, and accounted for approximately 17% of our consolidated revenue growth during fiscal 2005. We acquired DC Shoes, Inc. at the beginning of our third quarter in fiscal 2004, and the inclusion of DC for the full year of fiscal 2005 compared to just six months in fiscal 2004 accounted for approximately 6% of our consolidated revenue growth during fiscal 2005.

Net revenues in the Americas were approximately 48% of our consolidated total in fiscal 2005. Americas' net revenues in our men's category, which includes the *Quiksilver Young Men's*, *Boys*, *Toddlers*, *Quiksilveredition*, *DC,* and *Hawk* brands, increased 27% to $394.0 million in fiscal 2005 from $310.8 million the year before. Americas' revenues in our women's category, which includes the *Roxy*, *Roxy Girl*, *Teenie Wahine*, *DC, Raisins*, *Leilani* and *Radio Fiji* brands, increased 19% to $352.9 million from $295.6 million for those same periods. Wintersports and golf equipment are sold under the *Rossignol*, *Dynastar*, *Look*, *Lange*, *Kerma*, *Cleveland Golf*, *Never Compromise*, *Lib Technologies*, *Gnu*, *Bent Metal* and *Roxy* brands and totaled $96.7 million in fiscal 2005 compared to $10.4 million in fiscal 2004. Men's revenues in the Americas increased primarily from the DC division and to a lesser extent, the *Quiksilver Young Men's* division. The women's increase came primarily from the Roxy division and, to a lesser extent, the *DC* division. The increase in wintersports and golf equipment revenue was primarily due to the newly acquired Rossignol business. We believe that our product design and marketing efforts are resulting in increased consumer demand for products in our men's and women's categories in the Americas.

European net revenues were approximately 40% of our consolidated total in fiscal 2005. In U.S. dollars, revenues in the men's category increased 18% to $428.9 million in fiscal 2005 from $364.7 million in the previous year. Women's revenues increased 23% to $161.8 million from $131.6 million for those same periods. Our wintersports and golf equipment revenue was $121.7 million in fiscal 2005. The European men's revenue increase came primarily from the *Quiksilver Young Men's* division and, to a lesser extent, the DC division. The women's revenue increase primarily reflects growth in the *Roxy* division. Our wintersports and golf equipment revenue was due to the newly acquired Rossignol business. For consolidated financial statement reporting, euro results must be translated into U.S. dollar amounts at average exchange rates, but this can distort performance when exchange rates change from year to year. To understand our European fiscal 2005 growth and better assess competitive performance, we believe it is important to look at revenues in euros as well, which is our functional currency in Europe. In euros, revenues grew 39% in fiscal 2005. This is lower than the 44% growth rate in U.S. dollars because the U.S. dollar was worth fewer euros on average in fiscal 2005 compared to fiscal 2004.

Asia/Pacific net revenues were approximately 12% of our consolidated total in fiscal 2005. In U.S. dollars, Asia/Pacific net revenues increased 49% to $220.9 million in fiscal 2005 from $148.7 million in the previous year. The increase came primarily from the Roxy division and, to a lesser extent, the *Quiksilver* and *DC* divisions. For consolidated financial statement reporting, Australian dollar results must be translated into U.S. dollar amounts at average exchange rates, but as with our European segment, this can distort performance when exchange rates change from year to year. In Australian dollars, revenues grew 41% in fiscal 2005. This is lower than the 49% growth rate in U.S. dollars because the U.S. dollar was worth fewer Australian dollars on average in fiscal 2005 compared to fiscal 2004.

Gross Profit Our consolidated gross profit margin decreased 20 basis points to 45.4% in fiscal 2005 from 45.6% in the previous year. The gross profit margin in the Americas decreased to 39.7% from 40.8%, our European gross profit margin increased to 50.8% from 50.7%, and our Asia/Pacific gross profit margin increased to 49.7% from 49.2%. The decrease in the Americas' gross profit margin was primarily due to lower margins on in-season business during the first six months of the current fiscal year in comparison to the prior year and, to a lesser extent, the impact of the newly acquired Rossignol business, which produced a lower gross margin than our other businesses during the last three months of fiscal 2005. These decreases were partially offset by generating a higher percentage of sales through company-owned retail stores. We earn higher gross margins on sales in company-owned stores, but these higher gross margins are generally offset by store operating costs. Our European gross profit margin increased due to lower production costs resulting from a stronger euro in relation to the U.S. dollar compared to the prior year and, to a lesser extent, a higher percentage of sales through company-owned retail stores, but these increases were substantially offset by the impact of the lower margins from the newly acquired Rossignol business. In Asia/Pacific, the gross profit margin increased primarily due to lower production costs resulting from a stronger Australian dollar in relation to the U.S. dollar compared to the prior year and, to a lesser extent, a higher percentage of sales through company-owned retail stores.

Selling, General and Administrative Expense Selling, general and administrative expense increased 41% in fiscal 2005 to $627.3 million from $446.2 million in fiscal 2004. In the Americas, these expenses increased 33% to $250.0 million from $187.5 million, in Europe it increased 45% to $258.9 million from $178.2 million, and in Asia/Pacific it increased 54% to $80.1 million from $52.0 million for those same periods. The increase among all three segments was primarily due to the newly acquired Rossignol business, additional company-owned retail stores, the inclusion of DC for the full year of fiscal 2005 compared to just six months of fiscal 2004, additional marketing and other expenses related to increased sales volume. As a percentage of revenues, selling general and administrative expense remained consistent at 35.2% of revenues for 2005 and 2004. The increase in selling, general and administrative expense as a percentage of revenues due to additional company-owned retail stores and increased marketing activities was offset by general leverage on growth.

Non-operating Expenses Interest expense increased to $22.0 million in fiscal 2005 compared to $6.4 million in fiscal 2004 primarily as a result of debt incurred and assumed in connection with the acquisition of Rossignol.

We had a foreign currency gain of $0.1 million in fiscal 2005 compared to a foreign currency loss of $2.9 million in fiscal 2004. This gain resulted primarily from the foreign currency contracts that we used to mitigate the risk of translating the results of our international subsidiaries into U.S. dollars.

Our income tax rate decreased to 32.4% in fiscal 2005 from 33.3% in fiscal 2004. This improvement resulted primarily because a higher percentage of our fiscal 2005 profits were generated in countries with lower tax rates.

Net Income and EBITDA Net income in fiscal 2005 increased 32% to $107.1 million, and earnings per share on a diluted basis increased 26% to $0.86. EBITDA increased 43% in fiscal 2005 to $222.2 million.

Fiscal 2004 Compared to Fiscal 2003

Revenues Total net revenues increased 30% in fiscal 2004 to $1,266.9 million from $975.0 million in fiscal 2003 primarily as a result of increased unit sales, new products and the DC acquisition. Revenues in the Americas increased 25%, European revenues increased 28%, and Asia/Pacific revenues increased 58%. We completed the acquisition of DC Shoes, Inc. effective May 1, 2004, which marked the beginning of our third fiscal quarter. The DC division, which operates in all three of our business segments, accounted for approximately 9% of our consolidated revenue growth during the year ended October 31, 2004.

Americas' revenues in our men's category increased 20% to $310.8 million in fiscal 2004 from $258.8 million the year before. Americas' revenues in our women's category increased 32% to $295.6 million from $223.1 million for those same periods. Wintersports equipment was sold under the *Lib Technologies*, *Gnu*, *Bent Metal* and *Roxy* brands and totaled $10.4 and $10.5 million in fiscal 2004 and 2003, respectively. Men's revenues in the Americas increased primarily from the DC division acquired in fiscal 2004, and to a lesser extent, the *Quiksilver* division. The women's increase came primarily from the Roxy division and, to a lesser extent, the *DC* division.

European revenues were approximately 39% of our consolidated total in fiscal 2004. In U.S. dollars, revenues in the men's category increased 24% to $364.7 million in fiscal 2004 from $293.1 million in the previous year. Women's revenues increased 41%

to $131.6 million from $93.1 million for those same periods. The European men's revenue increase came primarily from the *Quiksilver Young Men's* division and, to a lesser extent, the *DC* division. The women's revenue increase primarily reflected growth in the *Roxy* division. Revenue growth was the largest in France, the United Kingdom, and Spain. In euros, revenues grew 16% in fiscal 2004. This is lower than the 28% growth rate in U.S. dollars because the U.S. dollar was worth fewer euros on average in fiscal 2004 compared to fiscal 2003.

Asia/Pacific revenues were approximately 12% of our consolidated total in fiscal 2004. In U.S. dollars, Asia/Pacific revenues increased 58% to $148.7 million in fiscal 2004 from $94.2 million in the previous year. The increase came primarily from the *Roxy* division and, to a lesser extent, the *Quiksilver* and *DC* divisions. In Australian dollars, revenues grew 38% in fiscal 2004. This is lower than the 58% growth rate in U.S. dollars because the U.S. dollar was worth fewer Australian dollars on average in fiscal 2004 compared to fiscal 2003.

Gross Profit Our consolidated gross profit margin increased 120 basis points to 45.6% in fiscal 2004 from 44.4% in the previous year. The gross profit margin in the Americas increased to 40.8% from 40.1%, our European gross profit margin increased to 50.7% from 49.1%, and our Asia/Pacific gross profit margin increased to 49.2% from 46.9%. The gross margin in all areas increased as we generated a higher percentage of sales generated through company-owned retail stores. Additionally, in Europe and Asia/Pacific, the gross profit margin increased due to lower production costs resulting from a stronger euro and Australian dollar versus the U.S. dollar in comparison to the prior year.

Selling, General and Administrative Expense Selling, general and administrative expense increased 34% in fiscal 2004 to $446.2 million from $332.2 million in fiscal 2003. In the Americas, these expenses increased 24% to $187.5 million from $151.7 million, in Europe such expenses increased 40% to $178.2 million from $127.5 million, and in Asia/Pacific they increased 62% to $52.0 million from $32.0 million for those same periods. The increase among all three divisions was primarily due to additional company-owned retail stores, the addition of DC effective the beginning of our third fiscal quarter, additional marketing and other expenses related to increased sales volume. As a percentage of revenues, selling general and administrative expense increased to 35.2% in fiscal 2004 from 34.0% in fiscal 2003 primarily due to new company-owned retail stores and increased marketing activities.

Non-operating Expenses Interest expense decreased 23% to $6.4 million in fiscal 2004 compared to $8.3 million in fiscal 2003 primarily as a result of decreased debt levels and lower interest rates in Europe and in the Americas.

Foreign currency loss increased to $2.9 million in fiscal 2004 compared to $2.2 million in fiscal 2003. This increase was caused primarily by the increasing effect of the declining value of the U.S. dollar during fiscal 2004 compared to the euro and Australian dollar. These foreign currency losses were substantially offset by higher operating profit in our international divisions resulting from changes in foreign currency exchange rates.

Our income tax rate decreased to 33.3% in fiscal 2004 from 35.0% in fiscal 2003. This improvement resulted primarily because a higher percentage of our fiscal 2004 profits were generated in countries with lower tax rates.

Net Income and EBITDA Net income in fiscal 2004 increased 39% to $81.4 million, and earnings per share on a diluted basis increased 32% to $0.68. EBITDA increased 30% in fiscal 2004 to $155.2 million.

Financial Position, Capital Resources and Liquidity

We generally finance our working capital needs and capital investments with operating cash flows and bank revolving lines of credit. Multiple banks in the United States, Europe and Australia make these lines of credit available to us. Term loans are also used to supplement these lines of credit and are typically used to finance long-term assets. In July 2005, we issued $400 million in senior notes to fund a portion of the Rossignol purchase price and to refinance certain existing indebtedness.

Cash and cash equivalents totaled $75.6 million at October 31, 2005 versus $55.2 million at October 31, 2004. Working capital amounted to $458.9 million at October 31, 2005, compared to $343.1 million at October 31, 2004, an increase of 34%. We believe that our current cash balances, cash flows and credit facilities are adequate to cover our cash needs for the foreseeable future. Furthermore, we believe that increases in our credit facilities can be obtained if needed to fund future growth.

Operating Cash Flows We used $1.4 million of cash in our operating activities in fiscal 2005 compared to cash generated of $130.6 million in fiscal 2004. This $132.0 million decrease in cash provided was primarily caused by an increase in accounts receivable partially offset by a decrease in inventories, net of accounts payable. We acquired Rossignol effective July 31, 2005 just prior to the season when demand for wintersports equipment is the highest. Accordingly, there was a significant increase in accounts receivable related to revenues from the sale of these products. Accounts receivable also increased, but to a lesser extent, as revenues from our other businesses grew compared to the previous year. During fiscal 2005, the increase in accounts receivable used cash of $228.9 million compared to $33.9 million the year before, a decrease in cash provided of $195.0 million. The decrease in inventories, net of accounts payable, generated cash of $49.9 million in fiscal 2005 compared to $8.9 million the year before, an increase in cash provided of $41.0 million. Cash provided by net income adjusted for non-cash expenses increased $40.7 million compared to the year before, which more than offset the decrease in cash provided by other working capital components of $18.7 million, resulting in a net increase in cash provided of $22.0 million related to these items.

We generated $130.6 million of cash from operations in fiscal 2004 compared to $36.6 million in fiscal 2003. This $94.0 million increase was primarily caused by an increase in accounts payable, partially offset by an increase in inventories, which together provided $8.9 million of cash in fiscal 2004 compared to using $32.0 million the year before. In addition to this $40.9 million improvement, operating cash flow also increased by $36.5 million due to higher net income adjusted for noncash expenses. Increases in accounts receivable offset by changes in other working capital components also generated $16.6 million of additional cash compared to the year before.

Capital Expenditures We have historically avoided high levels of capital expenditures for our manufacturing functions by using independent contractors for sewing and other processes such as washing, dyeing and embroidery. We perform the cutting process in-house for certain product categories in the Americas to enhance control and efficiency, and we screenprint a portion of our product in-house in both the Americas and in Europe. The acquisition of Rossignol is expected to increase our future capital expenditures for manufacturing functions.

Fiscal 2005 capital expenditures were $70.9 million, which was approximately $18.4 million higher than the $52.5 million we spent in fiscal 2004. In fiscal 2005, we increased our investment in company-owned retail stores, warehouse equipment and computer systems.

New company-owned retail stores are again part of our plans in fiscal 2006. Computer hardware and software will also be added to continuously improve systems. Capital spending for these and other projects in fiscal 2006 is expected to range between $85 million and $90 million, depending on the pace of our retail expansion. In addition, the integration of Rossignol is expected to result in other investments in facilities. We expect to fund our capital expenditures primarily from our operating cash flows and our credit facilities.

Acquisitions Effective July 31, 2005, we acquired Rossignol, a wintersports and golf equipment manufacturer. We have included the operations of Rossignol in our results since August 1, 2005. The purchase price, excluding transaction costs, included cash of approximately $208.3 million, approximately 2.2 million restricted shares of our common stock, valued at $28.9 million, a deferred purchase price obligation of approximately $32.5 million, a liability of approximately $16.9 million for the mandatory purchase of approximately 0.7 million outstanding public shares of Rossignol representing less than 5% of the share capital of Rossignol, and a liability of approximately $2.0 million for the estimated fair value of 0.1 million fully vested Rossignol stock options. The deferred purchase price obligation is denominated in euros, and a weakening of the U.S. dollar in relation to the euro would cause the actual obligation to be greater. Conversely, a strengthening of the U.S. dollar in relation the euro would cause the actual obligation to be lower. Transaction costs totaled approximately $14.8 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions.

The deferred purchase price obligation is expected to be paid in 2010 and will accrue interest equal to the 3-month euro interbank offered rate ("Euribor") plus 2.35% (currently 4.65%). Since we obtained over 95% of the outstanding shares of Rossignol through a combination of share purchases, including a public tender offer, a mandatory purchase of the remaining Rossignol shares was required under French law. We completed the purchase of these shares in the quarter ended October 31, 2005. Upon the future exercise of the Rossignol stock options, we will purchase the resulting issued shares from the Rossignol stock option holders. We acquired a majority interest in Cleveland Golf when we acquired Rossignol, but certain former owners of Cleveland Golf retained a minority interest of 36.37%. We have entered into a put/call arrangement with these minority owners whereby they can require us to buy all of their interest in Cleveland Golf after 4.5 years and we can buy their interest at our option after 7 years, each at a purchase price generally determined by reference to a multiple of Cleveland Golf's annual profits and our price-earnings ratio.

In connection with the acquisition of Rossignol, we have formulated the Rossignol Integration Plan (the "Plan"). The Plan covers the global operations of Rossignol and our existing businesses, and it includes the evaluation of facility relocations, nonstrategic business activities, redundant functions and other related items. We have not finalized the Plan, but as of October 31, 2005 we had recognized $23.5 million of liabilities related to the Plan, including employee relocation and severance costs, moving costs, and other costs related primarily to the consolidation of Rossignol's administrative headquarters in Europe and the relocation of our wintersports equipment sales and distribution operations in the United States. Costs that are not associated with Rossignol but relate to activities or employees of our existing operations will be charged to earnings as incurred. Certain facilities owned by Rossignol are expected to be sold in connection with the Plan, while others are anticipated to be refinanced through sale-leaseback arrangements. Assets currently held for sale, primarily in the United States and France, totaled approximately $23.2 million at October 31, 2005. The Plan has not been finalized as it relates to facilities outside of the United States, and our estimates of expected costs related to the U.S. aspects of the Plan may change. Accordingly, as uncertainties related to the Plan are resolved, additional liabilities related to facility relocations, the elimination of nonstrategic business activities and redundant functions, and other related costs could be recognized. These uncertainties are expected to be resolved within one year of the consummation date of the acquisition, and when determined, additional liabilities could be significant and would be recorded as adjustments to goodwill. If we have overestimated these costs, the excess will reduce goodwill in future periods. Conversely, if we have underestimated these costs, additional liabilities recognized more than one year after the consummation date of the acquisition will be recorded in earnings.

Effective May 1, 2004, we acquired DC. The initial purchase price, excluding transaction costs, included cash of approximately $52.8 million, 1.6 million restricted shares of our common stock, valued at $27.3 million, and the repayment of approximately $15.3 million in funded indebtedness. Transaction costs totaled $2.9 million. Of the initial purchase price, $63.4 million was paid in fiscal 2004, $3.7 million was paid during fiscal 2005, and $1.0 million is expected to be paid based on the resolution of certain remaining contingencies. The sellers also received $8.0 million during fiscal 2005, and we have accrued an additional $5.0 million at October 31, 2005, based on achieving certain sales and earnings targets. The sellers are entitled to future payments ranging from zero to $39.0 million if certain sales and earnings targets are achieved during the two years ending October 31, 2007. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. Goodwill arises from synergies we believe can be achieved integrating DC's product lines and operations with our other businesses, and is not expected to be deductible for income tax purposes.

During fiscal 2005, we paid $5.3 million to the previous shareholders of the Asia/Pacific division and accrued $5.9 million based on the achievement of certain sales and earnings targets of the Asia/Pacific division through October 31, 2005. This is the last deferred purchase price payment related to our acquisition of our licensees in Australia and Japan and is expected to be paid in fiscal 2006. Also during fiscal 2005, we paid the remaining deferred purchase price obligation related to our acquisition of the international *Quiksilver* and *Roxy* trademarks, which amounted to $30.9 million based on the computed earnings of the acquired company through June 2005.

Debt Structure We generally finance our working capital needs and capital investments with operating cash flows and bank revolving lines of credit. Multiple banks in the United States, Europe and Australia make these lines of credit available. Term loans are also used to supplement these lines of credit and are typically used to finance long-term assets. In July 2005, we issued $400 million in senior notes to fund a portion of the acquisition of Rossignol and to refinance certain existing indebtedness. Our debt structure includes short-term lines of credit and long-term loans as follows:

October 31, (in thousands)	2005
European short-term credit arrangements	$167,677
Asia/Pacific short-term lines of credit	31,656
Americas short-term lines of credit	20,780
Americas Credit Facility	71,150
Americas long-term debt	9,375
European long-term debt	158,911
Senior Notes	400,000
Deferred purchase price obligation	32,945
Capital lease obligations and other borrowings	18,800
Total debt	$911,294

In July 2005, we issued $400 million in senior notes, which bear a coupon interest rate of 6.875% and are due April 15, 2015. The senior notes were issued at par value and sold in accordance with Rule 144A and Regulation S. In December 2005, these senior notes were exchanged for publicly registered notes with identical terms. The senior notes are guaranteed on a senior unsecured basis by certain of our domestic subsidiaries that guarantees any of our indebtedness or our subsidiaries' indebtedness, or is an obligor under our existing Credit Facility. We may redeem some or all of the senior notes after April 15, 2010 at fixed redemption prices as set forth in the indenture. In addition, prior to April 15, 2008, we may redeem up to 35% of the senior notes with the proceeds from certain equity offerings at a redemption price set forth in the indenture.

The indenture for our senior notes includes covenants that limit our ability to, among other things: incur additional debt; pay dividends on our capital stock or repurchase our capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividends or other payments by our restricted subsidiaries to us; use assets as security in other transactions; and sell certain assets or merge with or into other companies. If we experience specific kinds of changes of control, we will be required to offer to purchase the senior notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. We currently are in compliance with these covenants. In addition, we have approximately $10.4 million in debt issuance costs included in other assets as of October 31, 2005.

In April 2005, we replaced our line of credit in the Americas with a new revolving credit facility ("Credit Facility"), which was amended and restated in June and October 2005. The Credit Facility expires April 2010 and provides for a secured revolving line of credit of up to $250 million (with our option to expand the facility to $350 million under certain conditions). The Credit Facility bears interest based on either LIBOR or an alternate base rate plus an applicable margin. The margin on the LIBOR rate is based on our fixed charge coverage ratio. The weighted average interest rate at October 31, 2005 was 6.8%. We paid certain financing fees that will be amortized over the expected life of the Credit Facility. The Credit Facility includes a $100 million sublimit for letters of credit and a $50.0 million sublimit for borrowings in certain foreign currencies. As of October 31, 2005, $71.2 million was outstanding under the Credit Facility in addition to outstanding letters of credit of $52.2 million.

The borrowing base is limited to certain percentages of our eligible accounts receivable and inventory. The Credit Facility contains customary restrictive covenants for facilities and transactions of this type, including, among others, certain limitations on: incurrence of additional debt and guarantees of indebtedness; creation of liens; mergers, consolidations or sales of substantially all of our assets; sales or other dispositions of assets; distributions or dividends and repurchases of our common stock; restricted payments, including without limitation, certain restricted investments; engaging in transactions with our affiliates and; sale and leaseback transactions. Our United States assets and a portion of the stock of QS Holdings, SARL, a wholly-owned international subsidiary, have been pledged as collateral and to secure our indebtedness under the Credit Facility. As of October 31, 2005, we were in compliance with these covenants.

In the United States and Canada, we have arrangements with banks that provide for approximately $39.0 million of unsecured, uncommitted lines of credit. These lines of credit expire on various dates through October 2006. The amount outstanding on these lines of credit at October 31, 2005 was $20.8 million at an average interest rate of 4.0%. We intend to retire certain of these lines of credit in the United States and pledge the assets of the subsidiaries acquired as part of the Rossignol acquisition as collateral under our Credit Facility and refinance any balances outstanding on these credit facilities with availability under our Credit Facility.

In Europe, we have arrangements with several banks that provide approximately $343.0 million for cash borrowings and approximately $78.0 million for letters of credit. These lines of credit expire on various dates through October 2006, and we believe that the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2005 was $167.7 million at an average interest rate of 2.9%.

In Asia/Pacific, we have revolving lines of credit with banks that provide up to approximately $48.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks on various dates through October 2006, and we believe the banks will continue to make these facilities available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2005 was $31.7 million at an average interest rate of 1.3%.

These line of credit commitments and agreements in the Americas, Europe and Asia/Pacific allow for total maximum cash borrowings and letters of credit of $758.0 million. Commitments totaling $508.0 million expire in fiscal 2006, while $250.0 million expire in fiscal 2010. We had $291.3 million of borrowings drawn on these lines of credit as of October 31, 2005, and letters of credit issued at that time totaled $92.2 million.

We also have term loans in the Americas that amounted to $9.4 million at October 31, 2005 and contain covenants that are customary for such long-term indebtedness. Of these amounts, $5.5 million is secured by certain assets including leasehold improvements at our headquarters in Huntington Beach, California and the remaining loans are unsecured. At October 31, 2005, the overall weighted average interest rate on this long term debt is 6.8%.

In Europe, we also have $158.9 million of long-term debt outstanding as of October 31, 2005. This debt is with several banks and contains covenants that are customary for such long-term indebtedness, including among other things, minimum financial ratios of net debt to shareholders' equity and term debt to cash flow. At October 31, 2005, the overall weighted average interest rate on this long-term debt is 3.2%. Principal and interest payments are required either monthly, quarterly or annually, and the loans are due at various dates through 2011. Certain European long-term debt amounts are classified as short-term based on our intent and ability to refinance these on a short-term basis.

As part of the acquisition of Rossignol, we deferred a portion of the purchase price. This deferred purchase price obligation is expected to be paid in 2010 and accrues interest equal to the 3-month Euribor plus 2.35% (currently 4.65%) and is denominated in euros. The carrying amount of the obligation fluctuates based on changes in the exchange rate between euros dollars and U.S. dollars. As of October 31, 2005, the deferred purchase price obligation totaled $31.9 million. We also have $1.0 million in debt related to the DC acquisition.

Our European and Asia/Pacific subsidiaries also have approximately $18.8 million in capital leases and other borrowings as of October 31, 2005.

Our financing activities provided $347.9 million, $20.4 million and $48.0 million of cash in fiscal 2005, 2004 and 2003 respectively, as debt was increased to fund the business acquisitions and capital expenditures discussed above.

Contractual Obligations and Commitments We lease certain land and buildings under non-cancelable operating leases. The leases expire at various dates through 2016, excluding extensions at our option, and contain various provisions for rental adjustments including, in certain cases, adjustments based on increases in the Consumer Price Index. The leases generally contain renewal provisions for varying periods of time. We also have long-term debt and obligations related to business acquisitions. The former owners of DC are entitled to future payments of up to $39.0 million if certain performance targets are achieved through October 31, 2007. In fiscal 2006, $5.0 million is expected to be paid based on the achievement of certain sales and earnings targets and is reflected in our balance sheet at October 31, 2005 as a component of accrued liabilities. The final payment related to the achievement of certain sales and earnings targets for the Asia/Pacific acquisition of $5.8 million is included as a component of accrued liabilities as of October 31, 2005, and is expected to be paid in fiscal 2006. Our deferred purchase price obligation related to the Rossignol acquisition totaled $31.9 million and is included in long-term debt as of October 31, 2005. Our significant contractual obligations and commitments as of October 31, 2005, excluding any additional payments that may be due if these acquired businesses achieve certain performance targets in the future, are summarized in the following table:

Payments Due by Period (in thousands)	One Year	Two to Three Years	Four to Five Years	After Five Years	Total
Operating lease obligations	$ 47,787	$ 78,460	$ 61,331	$136,023	$ 323,601
Long-term debt obligations[1]	50,833	58,186	181,525	400,637	691,181
Professional athlete sponsorships[2]	24,306	18,356	2,893	–	45,555
Certain other obligations[3]	93,430	2,460	1,014	–	96,904
	$216,356	$157,462	$246,763	$536,660	$1,157,241

(1) Excludes required interest payments. See Note 7 of Notes to Consolidated Financial Statements for interest terms. (2) We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as skiing, golf, surfing, skateboarding, snowboarding and windsurfing. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. It is not possible to determine the amounts we may be required to pay under these agreements as they are subject to many variables. The amounts listed are the approximate amounts of minimum obligations required to be paid under these contracts. The estimated maximum amount that could be paid under existing contracts is approximately $70.4 million and would assume that all bonuses, victories, etc. are achieved during a five-year period. The actual amounts paid under these agreements may be higher or lower than the amounts listed as a result of the variable nature of these obligations. (3) Certain other obligations include approximately $92.2 million of contractual letters of credit with maturity dates of less than one year and total payments related to a consulting agreement entered into in connection with our Rossignol acquisition. We have the option to acquire the minority interest in Cleveland Golf through a put/call arrangement whereby the minority shareholders can require us to buy all of their interest in Cleveland Golf after 4.5 years, and we can require them to sell us their interest after 7 years, each at a purchase price generally determined by reference to a multiple of Cleveland Golf's annual profit and our price-earnings ratio. The amount of this obligation is based on a formula of Cleveland Golf earnings and our stock price, which cannot be determined and is not included in this line item. In addition, we also enter into unconditional purchase obligations with various vendors and suppliers of goods and services in the normal course of operations through purchase orders or other documentation or that are undocumented except for an invoice. Such unconditional purchase obligations are generally outstanding for periods less than a year and are settled by cash payments upon delivery of goods and services and are not reflected in this line item.

Trade Accounts Receivable and Inventories Our trade accounts receivable were $599.5 million at October 31, 2005, which include $247.2 million from the newly acquired Rossignol business, versus $281.3 million the year before, an increase of 113%. Receivables from our other businesses totaled $352.3 million, an increase of 25%, which is generally consistent with the revenue increase in these businesses. Receivables in the Americas totaled $273.0 million, while European receivables totaled $263.8 million and Asia/Pacific receivables totaled $62.7 million. Among all three segments, accounts receivable increased primarily from the newly acquired Rossignol business and, to a lesser extent, the revenue increases in our other businesses. Included in accounts receivable are approximately $59.7 million of Value Added Tax and Goods and Services Tax related to foreign accounts receivable. Such taxes are not reported as net revenues and as such, must be subtracted from accounts receivable to accurately compute days sales outstanding. Our overall average days sales outstanding increased approximately eight days at the end of fiscal 2005 compared to the end of fiscal 2004. Of this increase, approximately 5 days were from the newly acquired Rossignol business and 3 days were from our other businesses.

Consolidated inventories totaled $386.4 million as of October 31, 2005, which include $197.9 million from the newly acquired Rossignol businesses, versus $179.6 million the year before, an increase of 115%. Inventories from our other businesses totaled $188.5 million, an increase of 5%. Inventories in the Americas totaled $164.4 million, while European inventories totaled $176.9 million and Asia/Pacific inventories totaled $45.1 million. Among all three segments, inventories increased primarily from the newly acquired Rossignol business and, to a lesser extent, from inventories in new company-owned retail stores. Consolidated average inventory turnover from all businesses was approximately 4.1 at October 31, 2005 compared to approximately 4.6 at October 31, 2004.

Inflation Inflation has been modest during the years covered by this report. Accordingly, inflation has had an insignificant impact on our sales and profits.

New Accounting Pronouncements In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. We do not expect the adoption of SFAS No. 151 to have a significant negative impact on our reported results of operations and it will have no impact on our cash flows.

In December 2004, the FASB issued SFAS No. 123 (R) "Share-Based Payment". SFAS No. 123 (R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments. The implementation of this standard will be effective beginning in the first quarter of fiscal 2006, and will be adopted using the modified prospective method. We expect the implementation of this new pronouncement to have a significant negative impact on our reported results of operations, but no impact on our cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We will adopt SFAS No. 154 in the first quarter of fiscal 2007, but we do not expect the adoption of SFAS No. 154 to have a material impact on our financial condition, results of operations or cash flows.

Joint Venture Arrangements

In 2003, we formed a joint venture with Glorious Sun Enterprises, Ltd. to pursue opportunities to develop our Quiksilver business in China. The joint venture is 50% owned by us and 50% owned by Glorious Sun. Neither partner can independently control the joint venture, and accordingly, the results of its operations are not consolidated in our financial statements. Rather, our pro-rata share of the operating profits or losses are reported in our income statements as a component of operating income, and our net investment is included in other assets. Our investment in the joint venture has not been material to date, but additional capital contributions are anticipated as the joint venture ramps up its business and annual business plans are approved by us and Glorious Sun. As of October 31, 2005, we have 9 *Boardriders Club* stores, 2 in mainland China and 7 in Hong Kong. We also have an additional 4 shops, located within larger department stores.

In November 2004, we formed a joint venture in Brazil to further develop our Quiksilver business in Brazil with two other partners. No partner can independently control the joint venture, and accordingly, the results of its operations are not consolidated in our financial statements. Rather, our pro-rata share of the operating profit or loss is reported in our income statement as a component of operating income, and our net investment is included in other assets. Our investment in the joint venture has not been material to date. We have a buyout agreement with the other partners that can be exercised at our option when the joint venture's revenues exceed certain levels. If and when we exercise our buyout option, we will account for the purchase of the additional ownership in accordance with the purchase method of accounting. As of October 31, 2005 no portion of the buyout provision has been met and is not expected to be met in fiscal 2006.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. To prepare these financial statements, we must make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates also affect our reported revenues and expenses. Judgments must also be made about the disclosure of contingent liabilities. Actual results could be significantly different from these estimates. We believe that the following discussion addresses the accounting policies that are necessary to understand and evaluate our reported financial results.

Revenue Recognition Revenues are recognized when the risk of ownership and title passes to our customers. Generally, we extend credit to our customers and do not require collateral. None of our sales agreements with any of our customers provide for any rights of return. However, we do approve returns on a case-by-case basis at our sole discretion to protect our brands and our image. We provide allowances for estimated returns when revenues are recorded, and related losses have historically been within our expectations. If returns are higher than our estimates, our earnings would be adversely affected.

Accounts Receivable It is not uncommon for some of our customers to have financial difficulties from time to time. This is normal given the wide variety of our account base, which includes small surf shops, medium-sized retail chains, and some large department store chains. Throughout the year, we perform credit evaluations of our customers, and we adjust credit limits based on payment history and the customer's current creditworthiness. We continuously monitor our collections and maintain a reserve for estimated credit losses based on our historical experience and any specific customer collection issues that have been identified. Historically, our losses have been consistent with our estimates, but there can be no assurance that we will continue to experience the same credit loss rates that we have experienced in the past. Unforeseen, material financial difficulties of our customers could have an adverse impact on our profits.

Inventories We value inventories at the cost to purchase and/or manufacture the product or the current estimated market value of the inventory, whichever is lower. We regularly review our inventory quantities on hand, and adjust inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value. Demand for our products could fluctuate significantly. The demand for our products could be negatively affected by many factors, including the following:

- weakening economic conditions;
- terrorist acts or threats;
- unanticipated changes in consumer preferences;
- reduced customer confidence in the retail market; and
- unseasonable weather.

Some of these factors could also interrupt the production and/or importation of our products or otherwise increase the cost of our products. As a result, our operations and financial performance could be negatively affected. Additionally, our estimates of product demand and/or market value could be inaccurate, which could result in an understated or overstated provision required for excess and obsolete inventory.

Long-Lived Assets We acquire tangible and intangible assets in the normal course of our business. We evaluate the recoverability of the carrying amount of these long-lived assets (including fixed assets, trademarks licenses and other amortizable intangibles) whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. Impairments, if any, would be recognized in operating earnings. We continually use judgment when applying these impairment rules to determine the timing of the impairment tests, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. The reasonableness of our judgment could significantly affect the carrying value of our long-lived assets.

Goodwill We evaluate the recoverability of goodwill at least annually based on a two-step impairment test. The first step compares the fair value of each reporting unit with its carrying amount including goodwill. If the carrying amount exceeds fair value, then the second step of the impairment test is performed to measure the amount of any impairment loss. Fair value is computed based on estimated future cash flows discounted at a rate that approximates our cost of capital. Such estimates are subject to change, and we may be required to recognize impairment losses in the future.

Income Taxes Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences of temporary differences in the financial reporting and tax bases of assets and liabilities. We consider future taxable income and ongoing prudent and feasible tax planning strategies in assessing the value of our deferred tax assets. If we determine that it is more likely than not that these assets will not be realized, we would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Evaluating the value of these assets is necessarily based on our judgment. If we subsequently determined that the deferred tax assets, which had been written down would, in our judgment, be realized in the future, the value of the deferred tax assets would be increased, thereby increasing net income in the period when that determination was made.

Foreign Currency Translation A significant portion of our revenues are generated in Europe, where we operate with the euro as our functional currency, and a smaller portion of our revenues are generated in Asia/Pacific, where we operate with the Australian dollar and Japanese Yen as our functional currencies. Our European revenues in the United Kingdom are denominated in British pounds, and some European and Asia/Pacific product is sourced in U.S. dollars, both of which result in exposure to gains and losses that could occur from fluctuations in foreign exchange rates. We also have other foreign currency obligations related to our acquisition of Quiksilver International and Asia/Pacific. Our assets and liabilities that are denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period. Gains and losses from translation of foreign subsidiary financial statements are included in accumulated other comprehensive income or loss.

As part of our overall strategy to manage our level of exposure to the risk of fluctuations in foreign currency exchange rates, we enter into various foreign exchange contracts generally in the form of forward contracts. For all contracts that qualify as cash flow hedges, we record the changes in the fair value of the derivatives in other comprehensive income. We also use other derivatives that do not qualify for hedge accounting to mitigate our exposure to currency risks. These derivatives are marked to fair value with corresponding gains or losses recorded in earnings.

Forward-Looking Statements

Various statements in this Annual Report, in future filings by us with the SEC, in our press releases and in oral statements made by or with the approval of authorized personnel, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and are indicated by words or phrases such as "anticipate", "estimate", "expect", "seek", "plan", "may", "project", "we believe", "currently envisions" and similar words or phrases and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that could affect our financial performance or cause actual results to differ from our estimates in, or underlying, such forward-looking statements are set forth under Item 1A. "Risk Factors" of our Form 10-K. Forward-looking statements include statements regarding, among other items:

- our ability to fully realize the benefits we anticipate from our acquisition of Rossignol;
- the impact of our substantial leverage on our ability to generate cash flows or obtain financing to fund our anticipated growth strategies and the cost of such financing;

- our plans to expand internationally;
- our intention to introduce new products and enter into new joint ventures;
- our plans to open new retail stores;
- payments due on contractual commitments;
- future expenditures for capital projects;
- our ability to continue to maintain our brand image and reputation;
- our ability to remain compliant with our debt covenants;
- integration of acquired businesses and future acquisitions;
- general economic and business conditions;
- foreign exchange rate fluctuations; and
- changes in political, social and economic conditions and local regulations, particularly in Europe and Asia.

These forward-looking statements are based largely on our expectations and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from these forward-looking statements as a result of the risks described in Item 1A. "Risk Factors" of our Form 10-K, and other factors including, among others, changes in the competitive marketplace, including the introduction of new products or pricing changes by our competitors, changes in the economy, and other events leading to a reduction in discretionary consumer spending. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, we cannot assure you that the forward-looking information contained in this Annual Report will, in fact, transpire.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks. Two of these risks are foreign currency fluctuations and changes in interest rates that affect interest expense. (See also Note 16 of our consolidated financial statements.)

Foreign Currency and Derivatives We are exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of our international subsidiaries that are denominated in currencies other than their functional currencies. We are also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to our variable rate debt. Furthermore, we are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our international subsidiaries. We use various foreign currency exchange contracts and intercompany loans as part of our overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates. In addition, we use interest rate swaps to manage our exposure to the risk of fluctuations in interest rates.

Derivatives that do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. A gain of $1.1 million was recognized related to these types of contracts during fiscal 2005. For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. As of October 31, 2005, we were hedging forecasted transactions expected to occur through September 2009. Assuming exchange rates at October 31, 2005 remain constant, $2.4 million of gains, net of tax, related to hedges of these transactions are expected to be reclassified into earnings over the next sixteen months.

On the date we enter into a derivative contract, we designate certain of the derivatives as a hedge of the identified exposure. We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. We identify in this documentation the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicate how the hedging instrument is expected to hedge the risks related to the hedged item. We formally measure effectiveness of our hedging relationships both at the hedge inception and on an ongoing basis in accordance with our risk management policy. We will discontinue hedge accounting prospectively:

- if we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item;
- when the derivative expires or is sold, terminated or exercised;
- if it becomes probable that the forecasted transaction being hedged by the derivative will not occur;
- because a hedged firm commitment no longer meets the definition of a firm commitment; or
- if we determine that designation of the derivative as a hedge instrument is no longer appropriate.

We enter into forward exchange and other derivative contracts with major banks and are exposed to credit losses in the event of nonperformance by these banks. We anticipate, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, we do not obtain collateral or other security to support the contracts.

Translation of Results of International Subsidiaries As discussed above, we are exposed to financial statement gains and losses as a result of translating the operating results and financial position of our international subsidiaries. We translate the local currency statements of income of our foreign subsidiaries into U.S. dollars using the average exchange rate during the reporting period. Changes in foreign exchange rates affect our reported profits and distort comparisons from year to year. We use various foreign currency exchange contracts and intercompany loans to hedge the profit and loss effects of such exposure, but accounting rules do not allow us to hedge the actual translation of sales and expenses.

By way of example, when the U.S. dollar strengthens compared to the euro, there is a negative effect on our reported results for Quiksilver Europe. It takes more profits in euros to generate the same amount of profits in stronger U.S. dollars. The opposite is also true. That is, when the U.S. dollar weakens there is a positive effect.

In fiscal 2005, the U.S. dollar weakened compared to the euro and the Australian dollar. As a result, our European revenues increased 39% in euros compared to an increase of 44% in U.S. dollars. Asia/Pacific revenues increased 41% in Australian dollars compared to an increase of 49% in U.S. dollars.

Interest Rates Most of our lines of credit and long-term debt bear interest based on LIBOR and EURIBOR. Interest rates, therefore, can move up or down depending on market conditions. As discussed above, we have entered into interest rate swap agreements to hedge a portion of our exposure to such fluctuations. The approximate amount of our remaining variable rate debt was $384.5 million at October 31, 2005, and the average interest rate at that time was 4.0%. If interest rates were to increase by 10%, our net income would be reduced by approximately $0.9 million based on these fiscal 2005 levels.

Consolidated Balance Sheets

October 31, (in thousands, except share amounts)	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 75,598	$ 55,197
Trade accounts receivable, net – Note 3	599,486	281,263
Other receivables	27,414	16,165
Inventories – Note 4	386,396	179,605
Deferred income taxes – Note 13	41,646	22,299
Prepaid expenses and other current assets	21,819	12,267
Total current assets	1,152,359	566,796
Fixed assets, net – Note 5	241,979	122,787
Intangible assets, net – Notes 2 and 6	247,702	121,116
Goodwill – Notes 2, 6 and 15	449,377	169,785
Other assets	43,955	10,506
Assets held for sale – Note 12	23,229	–
Total assets	$2,158,601	$990,990
Liabilities and Stockholders' Equity		
Current liabilities:		
Lines of credit – Note 7	$ 220,113	$ 10,801
Accounts payable	212,407	105,054
Accrued liabilities – Note 8	182,973	79,095
Current portion of long-term debt – Note 7	50,833	10,304
Income taxes payable – Note 13	27,176	18,442
Total current liabilities	693,502	223,696
Long-term debt – Notes 7 and 18	640,348	163,209
Deferred income taxes – Note 13	81,628	15,841
Total liabilities	1,415,478	402,746
Commitments and contingencies – Note 9		
Minority interest – Note 2	10,241	–
Stockholders' equity – Note 10:		
Preferred stock, $.01 par value, authorized shares – 5,000,000; issued and outstanding shares – none	–	–
Common stock, $.01 par value, authorized shares – 185,000,000; issued shares – 124,093,392 (2005) and 120,339,046 (2004)	1,241	1,203
Additional paid-in capital	242,284	200,118
Treasury stock, 2,885,200 shares	(6,778)	(6,778)
Retained earnings	466,043	358,923
Accumulated other comprehensive income – Note 11	30,092	34,778
Total stockholders' equity	732,882	588,244
Total liabilities and stockholders' equity	$2,158,601	$990,990

See notes to consolidated financial statements.

Consolidated Statements of Income and Comprehensive Income

Consolidated Statements of Income

Years Ended October 31, (in thousands, except per share amounts)	2005	2004	2003
Revenues, net	$1,780,869	$1,266,939	$975,005
Cost of goods sold	972,345	688,780	541,753
Gross profit	808,524	578,159	433,252
Selling, general and administrative expense	627,342	446,221	332,187
Operating income	181,182	131,938	101,065
Interest expense	21,950	6,390	8,267
Foreign currency (gain) loss	(106)	2,861	2,243
Minority interest and other expense – Note 2	992	695	488
Income before provision for income taxes	158,346	121,992	90,067
Provision for income taxes – Note 13	51,226	40,623	31,551
Net income	$ 107,120	$ 81,369	$ 58,516
Net income per share – Note 1	$ 0.90	$ 0.71	$ 0.54
Net income per share, assuming dilution – Note 1	$ 0.86	$ 0.68	$ 0.52
Weighted average common shares outstanding – Note 1	118,920	114,388	108,448
Weighted average common shares outstanding, assuming dilution – Note 1	124,335	119,288	113,270

Consolidated Statements of Comprehensive Income

Years Ended October 31, (in thousands)	2005	2004	2003
Net income	$107,120	$ 81,369	$ 58,516
Other comprehensive income (loss):			
Foreign currency translation adjustment	(14,694)	18,554	26,799
Net gain (loss) on derivative instruments, net of tax of $(5,468) (2005), $1,792 (2004) and $200 (2003)	10,008	(3,628)	(544)
Comprehensive income	$102,434	$ 96,295	$ 84,771

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, Nov. 1, 2002	98,720,588	$ 987	$ 66,029	$ (6,778)	$219,038	$ (6,403)	$272,873
Exercise of stock options	3,967,402	39	10,722	–	–	–	10,761
Tax benefit from exercise of stock options	–	–	6,284	–	–	–	6,284
Employee stock purchase plan	101,332	1	567	–	–	–	568
Asia/Pacific acquisition	11,251,712	113	71,138	–	–	–	71,251
Net income and other comprehensive income	–	–	–	–	58,516	26,255	84,771
Balance, Oct. 31, 2003	114,041,034	1,140	154,740	(6,778)	277,554	19,852	446,508
Exercise of stock options	2,997,440	30	8,730	–	–	–	8,760
Tax benefit from exercise of stock options	–	–	8,411	–	–	–	8,411
Employee stock purchase plan	131,422	1	957	–	–	–	958
DC acquisition	3,169,150	32	27,280	–	–	–	27,312
Net income and other comprehensive income	–	–	–	–	81,369	14,926	96,295
Balance, Oct. 31, 2004	120,339,046	1,203	200,118	(6,778)	358,923	34,778	588,244
Exercise of stock options	1,447,010	14	6,528	–	–	–	6,542
Tax benefit from exercise of stock options	–	–	5,109	–	–	–	5,109
Employee stock purchase plan	157,298	2	1,644	–	–	–	1,646
Rossignol acquisition	2,150,038	22	28,885	–	–	–	28,907
Net income and other comprehensive loss	–	–	–	–	107,120	(4,686)	102,434
Balance, Oct. 31, 2005	124,093,392	$ 1,241	$242,284	$ (6,778)	$466,043	$ 30,092	$732,882

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended October 31, (in thousands)	2005	2004	2003
Cash flows from operating activities:			
Net income	$107,120	$ 81,369	$ 58,516
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,864	26,847	21,185
Provision for doubtful accounts	3,621	6,123	5,755
Loss on disposal of fixed assets	3,444	1,761	183
Foreign currency (gain) loss	(221)	(159)	23
Interest accretion	1,319	1,368	902
Deferred income taxes	3,661	2,811	(2,924)
Changes in operating assets and liabilities, net of effects from business acquisitions:			
Trade accounts receivable	(228,861)	(33,851)	(19,399)
Other receivables	8,949	(1,022)	(564)
Inventories	27,340	(13,140)	(30,673)
Prepaid expenses and other current assets	(761)	1,124	(2,848)
Other assets	(7,245)	265	(3,115)
Accounts payable	22,533	22,013	(1,394)
Accrued liabilities	7,549	21,953	912
Income taxes payable	8,274	13,133	10,032
Net cash (used in) provided by operating activities	(1,414)	130,595	36,591
Cash flows from investing activities:			
Capital expenditures	(70,858)	(52,457)	(33,071)
Business acquisitions, net of acquired cash – Note 2	(251,865)	(70,619)	(31,195)
Net cash used in investing activities	(322,723)	(123,076)	(64,266)
Cash flows from financing activities:			
Borrowings on lines of credit	123,976	83,482	99,110
Payments on lines of credit	(97,801)	(63,945)	(56,807)
Borrowings on long-term debt	630,456	5,592	16,126
Payments on long-term debt	(316,953)	(14,478)	(21,710)
Stock option exercises and employee stock purchases	8,188	9,718	11,330
Net cash provided by financing activities	347,866	20,369	48,049
Effect of exchange rate changes on cash	(3,328)	(557)	4,895
Net increase in cash and cash equivalents	20,401	27,331	25,269
Cash and cash equivalents, beginning of year	55,197	27,866	2,597
Cash and cash equivalents, end of year	$ 75,598	$ 55,197	$ 27,866
Supplementary cash flow information:			
Cash paid during the year for:			
Interest	$ 19,013	$ 5,009	$ 5,893
Income taxes	$ 34,458	$ 22,046	$ 21,348
Non-cash investing and financing activities:			
Deferred purchase price obligation – Note 2	$ 32,508	$ 6,460	$ 4,535
Common stock issued for business acquisitions – Note 2	$ 28,907	$ 27,312	$ 71,251

See notes to consolidated financial statements.

Note 1. Significant Accounting Policies

Company Business The Company designs, produces and distributes branded apparel, wintersports and golf equipment, footwear, accessories and related products. The Company's apparel and footwear brands represent a casual lifestyle for young-minded people that connect with its boardriding culture and heritage, while its wintersports and golf brands symbolize a long standing commitment to technical expertise and competitive success on the mountains and on the links. The Company's *Quiksilver*, Roxy, *DC Shoes and Hawk* brands are synonymous with the heritage and culture of surfing, skateboarding and snowboarding, and its beach and water oriented swimwear brands include *Raisins*, *Radio Fiji* and *Leilani*. The *Rossignol*, *Dynastar*, *Look*, *Lange*, and *Kerma* brands are leaders in the alpine ski market, and the Company makes snowboarding equipment under its *Rossignol*, *DC Shoes*, *Roxy*, *Lib Technologies*, *Gnu* and *Bent Metal* labels. The Company's products are sold in over 90 countries in a wide range of distribution channels, including surf shops, ski shops, skateboard shops, snowboard shops, its proprietary *Boardriders Club* shops, other specialty stores and select department stores. Distribution is primarily in the United States, Europe and Australia. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

The Company operates in markets that are highly competitive. The Company's ability to evaluate and respond to changing consumer demands and tastes is critical to its success. The Company believes that consumer acceptance depends on product, image, design, fit and quality. Consequently, the Company has developed an experienced team of designers, artists, merchandisers, pattern makers, engineers, technicians, researchers and contractors that it believes has helped it remain in the forefront of design and technical expertise in the areas in which it competes. The Company believes, however, that its continued success will depend on its ability to promote its image and to design products acceptable to the marketplace.

Principles of Consolidation The accompanying consolidated financial statements include the accounts of Quiksilver, Inc. and subsidiaries, including Na Pali, SAS and subsidiaries ("Quiksilver Europe"), Quiksilver Australia Pty Ltd. and subsidiaries ("Quiksilver Asia/Pacific" and "Quiksilver International") and Skis Rossignol SAS and subsidiaries. The Company holds a majority interest in its subsidiary, Roger Cleveland Golf Company, Inc. ("Cleveland Golf"), with the minority interest in Cleveland Golf separately stated in the accompanying consolidated financial statements (See Note 2). Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents Certificates of deposit and highly liquid short-term investments purchased with original maturities of three months or less are considered cash equivalents. Carrying values approximate fair value.

Inventories Inventories are valued at the lower of cost (first-in, first-out) or market. Management regularly reviews the inventory quantities on hand and adjusts inventory values for excess and obsolete inventory based primarily on estimated forecasts of product demand and market value.

Fixed Assets Furniture and other equipment, computer equipment, manufacturing equipment and buildings are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which generally range from two to twenty years. Leasehold improvements are recorded at cost and amortized over their estimated useful lives or related lease term, whichever is shorter. Land use rights for certain leased retail locations are accounted for in the same manner as land and are reviewed periodically for impairment.

Long-Lived Assets The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, management assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that an asset's carrying value may not be recoverable. An impairment loss would be recognized when the carrying value exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The Company determined that no impairment loss was necessary as of October 31, 2005, 2004 or 2003.

Goodwill and Intangible Assets The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually and also in the event of an impairment indicator. The annual impairment test is a fair value test as prescribed by SFAS No. 142 which includes assumptions such as growth and discount rates. Any subsequent impairment losses will be reflected in operating income. The Company determined that no impairment loss was necessary as of October 31, 2005, 2004 or 2003.

Revenue Recognition Revenues are recognized upon the transfer of title and risk of ownership to customers. Allowances for estimated returns and doubtful accounts are provided when revenues are recorded. Returns and allowances are reported as reductions in revenues, whereas allowances for bad debts are reported as a component of selling, general and administrative expense. Royalty income is recorded as earned. Revenues in the Consolidated Statements of Income include the following:

Years Ended October 31, (in thousands)	2005	2004	2003
Product shipments, net	$1,778,987	$1,264,457	$972,855
Royalty income	1,882	2,482	2,150
	$1,780,869	$1,266,939	$975,005

Promotion and Advertising The Company's promotion and advertising efforts include athlete sponsorships, world-class boardriding and skiing contests, magazine advertisements, retail signage, television programs, cobranded products, surf camps, skate parks tours and other events. For the fiscal years ended October 31, 2005, 2004 and 2003, these expenses totaled $108.3 million, $66.5 million and $40.3 million, respectively. Advertising costs are expensed when incurred.

Research and Development The Company engages in research and development activities to enable it to design and launch new products for its wintersports and golf equipment businesses in response to changing demand and to meet market expectations. Research and development costs are expensed as incurred. Included in fiscal 2005, selling, general and administrative expenses is approximately $4.1 million of research and development costs.

Warranties The Company generally provides a one-year limited warranty against manufacturer's defects on its wintersports and golf equipment and records an estimate of such warranty costs when revenue is recorded. The Company's standard warranty requires it to repair or replace the defective product returned to the Company during such warranty period. In estimating its future warranty obligations, the Company considers various factors, including it's warranty policies and practices, the historical frequency of claims and the cost to replace or repair the products under warranty (see Note 8).

Stock-Based Compensation The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. No stock-based employee compensation expense is reflected in net income related to the Company's stock options, as all options granted under the Company's stock option plans have exercise prices equal to the market value of the underlying common stock on the grant dates (See Note 2). The following table contains the pro forma disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure."

Years Ended October 31, (in thousands, except per share amounts)	2005	2004	2003
Net income	$107,120	$ 81,369	$ 58,516
Less stock-based employee compensation expense determined under the fair value based method, net of tax	12,442	9,188	5,656
Pro forma net income	$ 94,678	$ 72,181	$ 52,860
Net income per share	$ 0.90	$ 0.71	$ 0.54
Pro forma net income per share	$ 0.80	$ 0.63	$ 0.49
Net income per share, assuming dilution	$ 0.86	$ 0.68	$ 0.52
Pro forma net income per share, assuming dilution	$ 0.77	$ 0.61	$ 0.47

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended October 31, 2005, 2004 and 2003 assuming risk-free interest rates of 4.5%, 4.0% and 4.3%, respectively, volatility of 48.7%, 56.1% and 59.3%, respectively, zero dividend yield, and expected lives of 5.1, 5.4 and 4.8 years, respectively. The weighted average fair value of options granted was $7.51, $5.01 and $4.89 for the years ended October 31, 2005, 2004, and 2003, respectively.

Income Taxes The Company accounts for income taxes using the asset and liability approach as promulgated by SFAS No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are established for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities at tax rates expected to be in effect when such assets or liabilities are realized or settled. Deferred income tax assets are reduced by a valuation allowance if, in the judgment of the Company's management, it is more likely than not that such assets will not be realized.

Net Income per Share The Company reports basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method. For the years ended October 31, 2005, 2004 and 2003, the weighted average common shares outstanding, assuming dilution, includes 5,415,000, 4,900,000 and 4,822,000, respectively, of dilutive stock options.

Stock Split During fiscal 2005, the Company's Board of Directors approved a two-for-one stock split that was affected May 11, 2005. All share and per share information has been restated to reflect the stock split.

Foreign Currency and Derivatives The Company's primary functional currency is the U.S. dollar, while Quiksilver Europe functions in euros and British pounds, and Quiksilver Asia/Pacific functions in Australian dollars and Japanese yen. Assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated using the average exchange rate for the period.

Derivative financial instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair value. The accounting for changes in the fair value of a derivative depends on the use and type of the derivative. The Company's derivative financial instruments principally consist of foreign currency exchange contracts and interest rate swaps, which the Company uses to manage its exposure to the risk of foreign currency exchange rates and variable interest rates. The Company's objectives are to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange and interest rates. The Company does not enter into derivative financial instruments for speculative or trading purposes.

Comprehensive Income Comprehensive income includes all changes in stockholders' equity except those resulting from investments by, and distributions to, stockholders. Accordingly, the Company's Consolidated Statements of Comprehensive Income include net income and foreign currency adjustments that arise from the translation of the financial statements of Quiksilver Europe, Skis Rossignol SAS and Quiksilver Asia/Pacific into U.S. dollars and fair value gains and losses on certain derivative instruments.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments The carrying value of the Company's trade accounts receivable and accounts payable approximates their fair value due to their short-term nature. The carrying value of the Company's lines of credit and long-term debt approximates its fair value as these borrowings consist primarily of a series of short-term notes at floating interest rates.

New Accounting Pronouncements In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 151, "Inventory Costs an amendment of ARB No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of SFAS No.

151 to have a significant impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (R) "Share-Based Payment". SFAS No. 123 (R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments. The implementation of this standard will be effective beginning with the Company's first quarter of fiscal 2006, and will be adopted using the modified prospective method. The Company expects the implementation of this new pronouncement to have a significant negative impact on its reported results of operations, but it will have no impact on the Company's cash flows.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 applies to all voluntary changes in accounting principle and requires retrospective application (a term defined by the statement) to prior periods' financial statements, unless it is impracticable to determine the effect of a change. It also applies to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company will adopt SFAS No. 154 in the first quarter of fiscal 2007, but does not expect the adoption of SFAS No. 154 to have a material impact on its financial condition, results of operations or cash flows.

Note 2. Business Acquisitions

Effective July 31, 2005, the Company acquired Skis Rossignol SA ("Rossignol"), a wintersports and golf equipment manufacturer. Rossignol offers a full range of wintersports equipment under the Rossignol, Dynastar, Lange, Look and Kerma brands, and also sells golf products under the Cleveland Golf and Never Compromise brands. The Company has included the operations of Rossignol in its results beginning on August 1, 2005. The purchase price, excluding transaction costs, includes cash of approximately $208.3 million, approximately 2.2 million restricted shares of the Company's common stock, valued at $28.9 million, a deferred purchase price obligation of approximately $32.5 million, a liability of approximately $16.9 million for the mandatory purchase of approximately 0.7 million outstanding public shares of Rossignol representing less than 5% of the share capital of Rossignol, and a liability of approximately $2.0 million for the estimated fair value of 0.1 million fully vested Rossignol stock options. Estimated transaction costs total approximately $14.8 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. The deferred purchase price obligation is expected to be paid in 2010 and will accrue interest equal to the 3-month euro interbank offered rate ("Euribor") plus 2.35% (currently 4.65%). The mandatory purchase of the remaining Rossignol shares was required under French law as the Company has obtained over 95% of the outstanding shares of Rossignol through a combination of share purchases, including a public tender offer. The purchase of these shares was completed in the quarter ended October 31, 2005 and the Company now owns 100% of the shares in Rossignol. Upon the future exercise of the Rossignol stock options, the Company will purchase the newly issued shares from the Rossignol stock option holders, retaining 100% ownership in Rossignol. These Rossignol stock options are treated as variable for accounting purposes and subsequent changes in the value of these stock options are recorded as compensation expense in the Company's consolidated statement of income. The Company acquired a majority interest in Cleveland Golf when it acquired Rossignol, but certain former owners of Cleveland Golf retained a minority interest of 36.37%. The Company and the minority owners have entered into a put/call arrangement whereby the minority owners of Cleveland Golf can require the Company to buy all of their interest in Cleveland Golf after 4.5 years and the Company can buy their interest at its option after 7 years, each at a purchase price generally determined by reference to a multiple of Cleveland Golf's annual profits and the Company's price-earnings ratio. As a result of the minority interest and put/call arrangement, the Company will account for Cleveland Golf as a step acquisition. Goodwill arises from synergies the Company believes can be achieved integrating Rossignol's brands, products and operations with the Company's, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of customer relationships, patents and athlete contracts with estimated useful lives of twenty, seven and two years, respectively. The acquired trademarks are non-amortizing as they have been determined to have indefinite lives.

The allocation of purchase price is based on preliminary estimates and is subject to change (see Note 12). The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of the Rossignol acquisition in accordance with the purchase method of accounting:

July 31, (in thousands)	2005
Cash acquired	$ 64,396
Accounts receivable	96,763
Inventory	233,909
Other current assets	21,548
Fixed assets	115,321
Deferred income taxes	3,572
Other assets	3,296
Amortizing intangible assets	20,400
Trademarks	94,700
Goodwill	243,630
Total assets acquired	897,535
Other liabilities	178,999
Long term debt and lines of credit	365,126
Deferred income taxes	39,947
Minority interest	10,109
Net assets acquired	$303,354

In connection with the acquisition of Rossignol, the Company has formulated the Rossignol Integration plan ("the Plan"). As of October 31, 2005 the Company has recognized approximately $23.5 million of liabilities related to the plan. See Note 12 for further description of the Plan.

Effective August 1, 2005, the Company acquired 11 retail stores in Australia from Surfection Pty Ltd, Manly Boardriders Pty Ltd. and Sydney Boardriders Pty Ltd. ("Surfection"). The operations of Surfection have been included in the Company's results since August 1, 2005. The initial purchase price, excluding transaction costs, includes cash of approximately $21.4 million. Transaction costs totaled approximately $1.0 million. The sellers are entitled to additional payments ranging from zero to approximately $17.1 million if certain sales and margin targets are achieved through September 30, 2008. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. Goodwill arises from synergies the Company believes can be achieved through Surfection's retail expertise and store presence in key locations in Australia, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of non-compete agreements with estimated useful lives of five years.

The allocation of purchase price is based on preliminary estimates and is subject to change based on the finalization of the purchase price allocation. The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of the Surfection acquisition in accordance with the purchase method of accounting:

August 1, (in thousands)	2005
Inventory and other current assets	$ 3,239
Fixed assets	4,839
Amortizing intangible assets	2,400
Goodwill	19,335
Total assets acquired	29,813
Other liabilities	7,419
Net assets acquired	$ 22,394

Effective May 1, 2004, the Company acquired DC Shoes, Inc. ("DC"), a premier designer, producer and distributor of action sports inspired footwear, apparel and related accessories in the United States and internationally. The operations of DC have been included in the Company's results since May 1, 2004. The initial purchase price, excluding transaction costs, includes cash of approximately $52.8 million, 1.6 million restricted shares of the Company's common stock, valued at $27.3 million, and the repayment of approximately $15.3 million in funded indebtedness. Transaction costs totaled $2.9 million. The valuation of the common stock issued in connection with the acquisition was based on its quoted market price for 5 days before and after the announcement date, discounted to reflect the estimated effect of its trading restrictions. Of the initial purchase price, $63.4 million was paid in fiscal 2004, $3.7 million was paid during the year ended October 31, 2005, and $1.0 million is expected to be paid based on the resolution of certain remaining contingencies. As of October 31, 2005 the Company has paid or accrued $13.0 million based on the achievement of certain sales and earnings targets by the DC division. The sellers are entitled to additional payments ranging from zero to $39.0 million if certain sales and earnings targets are achieved during the two years ending October 31, 2007. The amount of goodwill initially recorded for the transaction would increase if such contingent payments are made. Goodwill arises from synergies the Company believes can be achieved integrating DC's product lines and operations with the Company's other businesses, and is not expected to be deductible for income tax purposes. Amortizing intangibles consist of non-compete agreements, customer relationships and patents with estimated useful lives ranging from four to eighteen years.

May 1, (in thousands)	2004
Current assets	$ 37,528
Fixed assets	1,818
Deferred income taxes	2,359
Amortizing intangible assets	5,633
Trademarks	36,000
Goodwill	54,081
Total assets acquired	137,419
Other liabilities	20,808
Deferred income taxes	18,292
Net assets acquired	$ 98,319

The results of operations for each of the acquisitions are included in the Consolidated Statements of Income from their respective acquisition dates. Assuming these fiscal 2005 and 2004 acquisitions had occurred as of November 1, 2003, unaudited proforma consolidated net sales would have been $2,202.0 million and $1,890.0 million for the years ended October 31, 2005 and 2004, respectively. Unaudited proforma net income would have been $13.3 million and $49.9 million, respectively, for those same periods, and unaudited proforma diluted earnings per share would have been $0.11 and $0.41, respectively.

Effective December 1, 2002, the Company acquired its licensees in Australia and Japan to unify its global operating platform and take advantage of available synergies in product development and sourcing, among other things. This group of companies is referred to herein as "Quiksilver Asia/Pacific" and comprises two Australian operating companies, Ug Manufacturing Co. Pty Ltd. and QSJ Holdings Pty Ltd., one Japanese operating company, Quiksilver Japan KK, and the holding company, Quiksilver Australia Pty Ltd. Ug Manufacturing Co. Pty Ltd. was still owned by the founders of the Quiksilver brand and was the original Quiksilver operating company that has been producing Quiksilver products in Australia and surrounding countries and territories for over 30 years. Along with a Japanese partner, the founders also started Quiksilver Japan KK, which has been the Quiksilver licensee in Japan for approximately 20 years. The operations of Quiksilver Asia/Pacific have been included in the Company's results since December 1, 2002.

The initial purchase price, excluding transaction costs, included cash of $25.3 million and 5.6 million shares of the Company's common stock valued at $71.3 million. Transaction costs totaled $2.5 million. The valuation of the common stock issued in connection with the acquisition was based on the quoted market price for 5 days before and after the announcement date. The initial purchase price was subject to adjustment based on the closing balance sheet, which was finalized in the third quarter of fiscal 2003. As of October 31, 2005 the Company has paid or accrued approximately $15.2 million based on the achievement of certain sales and earnings targets by the Quiksilver Asia/Pacific segment, increasing goodwill related to the acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition in accordance with the purchase method of accounting.

December 1, (in thousands)	2002
Current assets	$ 55,889
Long-term assets	6,325
License agreements	10,100
Goodwill	65,713
Total assets acquired	138,027
Current liabilities	38,890
Net assets acquired	$ 99,137

License agreements are being amortized over their remaining lives through June 2012. Goodwill is not subject to amortization and is not expected to be deductible for tax purposes.

Effective February 1, 2003, the Company acquired its United States eyewear licensee, Q.S. Optics, Inc. The initial purchase price was $2.9 million, which included a cash payment of $2.4 million and assumed debt of $0.5 million. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of $2.1 million at the acquisition date.

Goodwill is not subject to amortization and is generally not expected to be deductible for tax purposes.

Effective November 1, 2002, the Company acquired the operations of its European licensee for eyewear and wetsuits, Omareef Europe, S.A. The initial purchase price was $5.2 million, which included a cash payment of $4.9 million and assumed debt of $0.3 million. The acquisition was recorded using the purchase method of accounting and resulted in goodwill of $3.5 million at the acquisition date, which is not expected to be deductible for tax purposes.

Note 3. Allowance for Doubtful Accounts

The allowance for doubtful accounts, which includes bad debts and returns and allowances, consists of the following:

Years Ended October 31, (in thousands)	2005	2004	2003
Balance, beginning of year	$ 11,367	$ 8,700	$ 6,667
Provision for doubtful accounts	3,621	6,123	5,755
Deductions	(4,261)	(3,456)	(3,722)
Balance, end of year	$ 10,727	$ 11,367	$ 8,700

The provision for doubtful accounts represents charges to selling, general and administrative expense for estimated bad debts, whereas the provision for returns and allowance is reported as a reduction of revenues.

Note 4. Inventories

Inventories consist of the following:

October 31, (in thousands)	2005	2004
Raw materials	$ 46,659	$ 14,133
Work in process	10,416	7,698
Finished goods	329,321	157,774
	$386,396	$179,605

Note 5. Fixed Assets

Fixed assets consist of the following:

October 31, (in thousands)	2005	2004
Furniture and other equipment	$110,803	$ 88,302
Computer equipment	63,760	43,864
Manufacturing equipment	45,771	–
Leasehold improvements	85,491	57,715
Land use rights	23,200	21,620
Land and buildings	34,407	2,383
	363,432	213,884
Accumulated depreciation and amortization	(121,453)	(91,097)
	$241,979	$122,787

Note 6. Intangible Assets and Goodwill

A summary of intangible assets is as follows:

October 31, (in thousands)	2005			2004		
	Gross Amount	Amortization	Net Book Value	Gross Amount	Amortization	Net Book Value
Amortizable trademarks	$ 5,135	$ (1,349)	$ 3,786	$ 3,476	$ (692)	$ 2,784
Amortizable licenses	10,081	(2,940)	7,141	10,105	(1,937)	8,168
Other amortizable intangibles	28,757	(2,022)	26,735	5,633	(498)	5,135
Non-amortizable trademarks	210,040	–	210,040	105,029	–	105,029
	$254,013	$ (6,311)	$247,702	$124,243	$ (3,127)	$121,116

The change in non-amortizable trademarks is due primarily to the Rossignol acquisition. Other amortizable intangibles primarily include non-compete agreements, patents and customer relationships. Certain trademarks and licenses will continue to be amortized by the Company using estimated useful lives of 10 to 25 years with no residual values. Intangible amortization expense for the fiscal years ended October 31, 2005 and 2004 was $3.0 million and $1.7 million, respectively. Annual amortization expense, based on the Company's amortizable intangible assets as of October 31, 2005, is estimated to be approximately $5.3 million in the fiscal year ending October 31, 2006, approximately $5.0 million in the fiscal year ending October 31, 2007 and approximately $3.8 million in the fiscal years ending October 31, 2008 through 2010.

Goodwill arose primarily from the acquisitions of Rossignol, Quiksilver Europe, Quiksilver Asia/Pacific, DC and Surfection. Goodwill increased $279.6 million during the fiscal year ended October 31, 2005, with $243.6 million related to the Rossignol acquisition, $19.3 million related to the Surfection acquisition (both as described in Note 2 to these financial statements), approximately $10.9 due to contingent purchase price payments recorded for the acquisitions of Quiksilver Asia/Pacific and DC, and approximately $5.8 million primarily related to other acquisitions offset by foreign exchange fluctuations. Changes to goodwill for the fiscal year ended October 31, 2004 were primarily due to the acquisition of DC, a contingent purchase price payment related to the acquisition of Quiksilver Asia/Pacific and foreign exchange fluctuations.

Note 7. Lines of Credit and Long-term Debt

A summary of lines of credit and long-term debt is as follows:

October 31, (in thousands)	2005	2004
European short-term credit arrangements	$167,677	$ 3,756
Asia/Pacific short-term lines of credit	31,656	7,045
Americas short-term lines of credit	20,780	–
Americas Credit Facility	71,150	105,974
Americas long-term debt	9,375	6,765
European long-term debt	158,911	33,714
Asia/Pacific long-term debt	–	460
Senior Notes	400,000	–
Deferred purchase price obligation	32,945	26,600
Capital lease obligations and other borrowings	18,800	–
	$911,294	$184,314

In July 2005, the Company issued $400 million in senior notes ("Senior Notes"), which bear a coupon interest rate of 6.875% and are due April 15, 2015. The Senior Notes were issued at par value and sold in accordance with Rule 144A and Regulation S. The Company is required to file a registration statement with the Securities and Exchange Commission enabling the holders of these Senior Notes to exchange them for publicly registered notes with identical terms (see Note 18). The Senior Notes are guaranteed on a senior unsecured basis by each of the Company's domestic subsidiaries that guarantees any of its indebtedness or its subsidiaries' indebtedness, or is an obligor under its existing senior secured credit facility (the "Guarantors"). The Company may redeem some or all of the Senior Notes after April 15, 2010 at fixed redemption prices as set forth in the indenture related to such Senior Notes. In addition, prior to April 15, 2008, the Company may redeem up to 35% of the Senior Notes with the proceeds from certain equity offerings at a redemption price set forth in the indenture.

The Senior Notes indenture includes covenants that limit the ability of the Company and its restricted subsidiaries to, among other things: incur additional debt; pay dividends on their capital stock or repurchase their capital stock; make certain investments; enter into certain types of transactions with affiliates; limit dividends or other payments to the Company; use assets as security in other transactions; and sell certain assets or merge with or into other companies. If the Company experiences specific kinds of changes of control, it will be required to offer to purchase the Senior Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. As of October 31, 2005, the Company was in compliance with these covenants. In addition, the Company has approximately $10.4 million in debt issuance costs included in other assets as of October 31, 2005.

In April 2005, the Company replaced its line of credit in the Americas with a new revolving credit facility ("Credit Facility"), which was subsequently amended and restated in June and October 2005. The Credit Facility expires April 2010 and provides for a secured revolving line of credit of up to $250 million (with a Company option to expand the facility to $350 million under certain conditions). The Credit Facility bears interest based on either LIBOR or an alternate base rate plus an applicable margin. The margin on the LIBOR rate is based on the Company's fixed charge coverage ratio. The weighted average interest rate at October 31, 2005 was 6.8%. The Credit Facility includes a $100 million sublimit for letters of credit and a $50 million sublimit for borrowings in certain foreign currencies. As of October 31, 2005, $71.2 million was outstanding under the Credit Facility, in addition to outstanding letters of credit of $52.2 million.

The borrowing base is limited to certain percentages of the eligible accounts receivable and inventory from participating subsidiaries. The Credit Facility contains customary restrictive covenants for facilities and transactions of this type, including, among others, certain limitations on: incurrence of additional debt and guarantees of indebtedness; creation of liens; mergers, consolidations or sales of substantially all of the Company's assets; sales or other dispositions of assets; distributions or dividends and repurchases of the Company's common stock; restricted payments, including without limitation, certain restricted investments; engaging in transactions with non-participating subsidiaries of the Company and; sale and leaseback transactions. The Company's United States assets and a portion of the stock of QS Holdings, SARL, a wholly-owned international subsidiary, have been pledged as collateral and to secure the Company's indebtedness under the Credit Facility. As of October 31, 2005, the Company was in compliance with such covenants.

In the United States and Canada, the Company has arrangements with banks that provide for approximately $39.0 million of unsecured, uncommitted lines of credit. These lines of credit expire on various dates through October 2006. The amount outstanding on these lines of credit at October 31, 2005 was $20.8 million at an average interest rate of 4.0%. The Company intends to retire certain of these lines of credit in the United States and pledge the assets of the subsidiaries acquired as part of the Rossignol acquisition as collateral of the Company's Credit Facility and refinance any balances outstanding on these credit facilities with availability under the Company's Credit Facility.

Quiksilver Europe has arrangements with banks that provide for maximum cash borrowings of approximately $343.0 million in addition to approximately $78.0 million available for the issuance of letters of credit. At October 31, 2005, these lines of credit bore interest at an average rate of 2.9%, and $167.7 million was outstanding. The lines of credit expire in October 2005, and the Company believes that these lines of credit will continue to be available with substantially similar terms.

Quiksilver Asia/Pacific has revolving lines of credit with banks that provide up to $48.0 million for cash borrowings and letters of credit. These lines of credit will be reviewed by the banks on various dates through October 2006, and the Company believes these lines of credit will continue to be available with substantially similar terms. The amount outstanding on these lines of credit at October 31, 2005 was $31.7 million at an average interest rate of 1.3%.

The Company has term loans in the Americas that amounted to $9.4 million at October 31, 2005 and contain covenants that are customary for such long-term indebtedness. Of these amounts, $5.5 million is secured by certain assets including leasehold improvements at the Company's headquarters in Huntington Beach, California and the remaining loans are unsecured. At October 31, 2005, the overall weighted average interest rate on this long term debt is 6.8%.

Quiksilver Europe also has $158.9 million of long-term debt as of October 31, 2005. This debt is with several banks and contains covenants that are customary for such long-term indebtedness, including among other things, minimum financial ratios of net debt to shareholders' equity and term debt to cash flow. At October 31, 2005, the overall weighted average interest rate on this long-term debt is 3.2%. Principal and interest payments are required either monthly, quarterly or annually, and the loans are due at various dates through 2011.

As part of the acquisition of Rossignol, the Company deferred a portion of the purchase price. This deferred purchase price obligation is expected to be paid in 2010 and accrues interest equal to the 3-month Euribor plus 2.35% (currently 4.65%) and is denominated in euros. The carrying amount of the obligation fluctuates based on changes in the exchange rate between euros dollars and U.S. dollars. As of October 31, 2005, the deferred purchase price obligation totaled $31.9 million. The Company also has $1.0 million in debt related to the DC acquisition (See Note 2).

Quiksilver Europe and Asia/Pacific also have approximately $18.8 million in capital leases and other borrowings as of October 31, 2005.

Short-term obligations that the Company has the intent and ability to refinance on a long-term basis are classified as long-term debt. As of October 31, 2005, the Company has reclassified approximately $50.4 million in short-term obligations to long-term debt based on firm commitments to refinance amounts under terms similar to the related existing indebtedness. Principal payments on long-term debt are due approximately as follows (in thousands):

2006	$ 50,833
2007	36,823
2008	21,363
2009	10,636
2010	170,889
Thereafter	400,637
	$691,181

Note 8. Accrued Liabilities

Accrued liabilities consist of the following:

October 31, (in thousands)	2005	2004
Accrued employee compensation and benefits	$ 65,010	$ 33,154
Accrued sales and payroll taxes	21,449	2,553
Derivative liability	119	6,362
Amounts payable for business acquisitions	14,091	17,951
Integration Plan and Pre-acquisition Restructuring Plan liabilities (Note 12)	27,366	–
Other liabilities	54,938	19,075
	$182,973	$ 79,095

The following table provides a reconciliation of the activity related to the Company's reserve for warranty expense, which is included in other accrued expenses in the accompanying balance sheet as of October 31, 2005:

October 31, (in thousands)	2005
Acquired balance, July 31, 2005	$ 2,788
Warranty expense	671
Repairs and replacements made	(637)
Foreign currency translation	(12)
Ending balance	$ 2,810

Note 9. Commitments and Contingencies

Operating Leases The Company leases certain land and buildings under long-term operating lease agreements. The following is a schedule of future minimum lease payments required under such leases as of October 31, 2005 (in thousands):

2006	$ 47,787
2007	42,798
2008	35,662
2009	31,693
2010	29,638
Thereafter	136,023
	$323,601

Total rent expense was $44.4 million, $31.5 million and $24.8 million for the years ended October 31, 2005, 2004 and 2003, respectively.

Professional Athlete Sponsorships We establish relationships with professional athletes in order to promote our products and brands. We have entered into endorsement agreements with professional athletes in sports such as skiing, golf, surfing, skateboarding, snowboarding and windsurfing. Many of these contracts provide incentives for magazine exposure and competitive victories while wearing or using our products. Such expenses are an ordinary part of our operations and are expensed as incurred. The following is a schedule of future estimated minimum payments required under such endorsement agreements as of October 31, 2005 (in thousands):

2006	$ 24,306
2007	10,545
2008	7,811
2009	2,274
2010	619
	$ 45,555

Consulting Agreement In connection with the Rossignol acquisition, the Company entered into a consulting agreement with an individual who subsequently became a member of its Board of Directors. This related party agreement provides for consulting services with a total estimated value of $4.7 million through October 31, 2010.

Litigation The Company is involved from time to time in legal claims involving trademark and intellectual property, licensing, employee relations and other matters incidental to our business. The Company believes the resolution of any such matter currently pending will not have a material adverse effect on its financial condition or results of operations.

Indemnities and Guarantees During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets.

Note 10. Stockholders' Equity

In March 2000, the Company's stockholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan"), which generally replaced the Company's previous stock option plans. Under the 2000 Plan, 30,444,836 shares are reserved for issuance over its term, consisting of 12,944,836 shares authorized under predecessor plans plus an additional 17,500,000 shares. Nonqualified and incentive options may be granted to officers and employees selected by the plan's administrative committee at an exercise price not less than the fair market value of the underlying shares on the date of grant. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the committee, by delivering previously outstanding shares of the Company's common stock. Options vest over a period of time, generally three years, as designated by the committee and are subject to such other terms and conditions as the committee determines. Certain stock options have also been granted to employees of acquired businesses under other plans.

Changes in shares under option are summarized as follows:

Years Ended October 31, (in thousands)	2005		2004		2003	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year	15,084,168	$ 5.56	14,084,608	$ 3.90	15,341,356	$ 3.07
Granted	3,877,800	14.44	4,030,000	9.35	2,836,000	6.77
Exercised	(1,447,010)	3.96	(2,997,440)	2.83	(3,967,402)	2.74
Canceled	(148,501)	10.12	(33,000)	8.73	(125,346)	4.64
Outstanding, end of year	17,366,457	$ 7.63	15,084,168	$ 5.56	14,084,608	$ 3.90
Options exercisable, end of year	9,161,422	$ 4.77	7,191,042	$ 3.76	7,920,570	$ 3.01

Outstanding stock options at October 31, 2005 consist of the following:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Price	Shares	Weighted Average Price
$ 1.64 - $3.27	2,638,084	2.8	$ 2.61	2,638,084	$ 2.61
$ 3.27 - $4.91	4,371,224	5.2	3.87	3,851,224	3.92
$ 4.91 - $6.54	132,000	6.4	5.67	132,000	5.67
$ 6.54 - $8.18	2,736,678	7.2	6.80	1,416,646	6.83
$ 8.18 - $9.82	2,658,503	8.0	8.73	638,823	8.73
$ 9.82 - $11.45	1,062,668	8.5	11.07	364,645	11.00
$11.45 - $14.72	3,523,300	9.2	14.30	120,000	14.52
$14.72 - $16.36	244,000	9.6	16.30	–	–
	17,366,457	6.7	$ 7.63	9,161,422	$ 4.77

As of October 31, 2005, there were 2,528,831 shares of common stock that were available for future grant.

The Company began the Quiksilver Employee Stock Purchase Plan (the "ESPP") in fiscal 2001, which provides a method for employees of the Company to purchase common stock at a 15% discount from fair market value as of the beginning or end of each purchasing period of six months, whichever is lower. The ESPP covers substantially all full-time domestic and Australian employees who have at least five months of service with the Company. The ESPP is intended to constitute an "employee stock purchase plan" within the meaning of section 423 of the Internal Revenue Code of 1986, as amended, and therefore the Company does not recognize compensation expense related to the ESPP. During the years ended October 31, 2005, 2004 and 2003, 157,298, 131,422 and 101,332 shares of stock were issued under the plan with proceeds to the Company of $1.6 million, $1.0 million and $0.6 million, respectively.

Note 11. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income (loss) include net income, changes in fair value of derivative instruments qualifying as cash flow hedges, the fair value of interest rate swaps and foreign currency translation adjustments. The components of accumulated other comprehensive income (loss), net of tax, are as follows:

October 31, (in thousands)	2005	2004
Foreign currency translation adjustment	$ 27,730	$ 42,424
Gain (loss) on cash flow hedges and interest rate swaps	2,362	(7,646)
	$ 30,092	$ 34,778

Note 12. Rossignol Integration Plan and Pre-acquisition Restructuring Plan

In connection with the acquisition of Rossignol, the Company has formulated the Rossignol Integration Plan (the "Plan"). The Plan covers the global operations of newly acquired Rossignol and the Company's existing businesses, and it includes the evaluation of facility relocations, nonstrategic business activities, redundant functions and other related items. The Company has not finalized the Plan, but as of October 31, 2005 has recognized approximately $23.5 million of liabilities related to the Plan, including employee relocation and severance costs, moving costs, and other costs related primarily to the consolidation of Rossignol's administrative headquarters in Europe and the relocation of the Company's wintersports equipment sales and distribution operations in the United States. These liabilities were included in the allocation of the purchase price for Rossignol in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination". Costs that are not associated with the acquired company but relate to activities or employees of the Company's existing operations are charged to earnings as incurred. Certain facilities owned by the acquired company are expected to be sold in connection with the Plan, while others are anticipated to be refinanced through sale-leaseback arrangements. Assets currently held for sale, primarily in the United States and France, total approximately $23.2 million at October 31, 2005. The Plan has not been finalized as it relates primarily to manufacturing and distribution facilities outside of the United States, and the Company's estimates of expected costs related to the U.S. aspects of the Plan may change. Accordingly, as uncertainties related to the Plan are resolved, additional liabilities related to facility relocations, the elimination of nonstrategic business activities and redundant functions, and other related costs could be recognized. These uncertainties are expected to be resolved within one year of the consummation date of the acquisition, and when determined, additional liabilities could be significant and would be recorded as adjustments to goodwill. If the Company has overestimated these costs, the excess will reduce goodwill in future periods. Conversely, if the Company has underestimated these costs, additional liabilities recognized more than one year after the consummation date of the acquisition will be recorded in earnings.

Activity and liability balances recorded as part of the Plan are as follows:

	Workforce	Facility and Other	Total
Recorded in purchase price allocation	$ 3,673	$ 1,574	$ 5,247
Adjusted to purchase price allocation	17,463	752	18,215
Cash payments	(17)	(44)	(61)
Foreign currency translation	(83)	(6)	(89)
Balance, October 31, 2005	$ 21,036	$ 2,276	$ 23,312

Prior to the acquisition of Rossignol, a restructuring plan was announced related to Rossignol's French manufacturing facilities ("Pre-acquisition Restructuring Plan"). The costs associated with the Pre-acquisition Restructuring Plan consist of termination benefits achieved through voluntary early retirement and voluntary termination.

Activity and liability balances recorded as part of the Pre-acquisition Restructuring Plan are as follows:

	Workforce
Acquired restructuring liability, July 31, 2005	$ 13,882
Cash payments	(9,875)
Foreign currency translation	47
Balance, October 31, 2005	$ 4,054

Note 13. Income Taxes

A summary of the provision for income taxes is as follows:

Years Ended October 31, (in thousands)	2005	2004	2003
Current:			
Federal	$ 10,374	$ 7,201	$ 7,240
State	2,308	2,539	2,729
Foreign	34,883	28,072	24,506
	47,565	37,812	34,475
Deferred:			
Federal	2,072	5,548	1,956
State	262	814	(56)
Foreign	1,327	(3,551)	(4,824)
	3,661	2,811	(2,924)
Provision for income taxes	$ 51,226	$ 40,623	$ 31,551

A reconciliation of the effective income tax rate to a computed "expected" statutory federal income tax rate is as follows:

Years Ended October 31,	2005	2004	2003
Computed "expected" statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.1	0.6	3.6
Foreign tax rate differential	(3.9)	(2.4)	(1.0)
Foreign tax credit	(0.5)	–	(2.9)
Other	0.7	0.1	0.3
Effective income tax rate	32.4%	33.3%	35.0%

The components of net deferred income taxes are as follows:

October 31, (in thousands)	2005	2004
Deferred income tax assets:		
Allowance for doubtful accounts	$ 10,113	$ 7,631
Other comprehensive income	–	4,407
Operating loss carryforwards	8,873	1,241
Nondeductible accruals and other	41,319	17,019
	60,305	30,298
Deferred income tax liabilities:		
Depreciation and Amortization	(25,833)	(9,906)
Other comprehensive loss	(1,909)	–
Intangibles	(63,184)	(12,502)
Other	–	(1,235)
	(90,926)	(23,643)
Deferred income taxes	(30,621)	6,655
Valuation allowance	(9,361)	(197)
Net deferred income taxes	$ (39,982)	$ 6,458

The tax benefits from the exercise of certain stock options are reflected as additions to paid-in capital.

Income before provision for income taxes includes $124.6 million, $70.1 million and $55.2 million from foreign jurisdictions for the years ended October 31, 2005, 2004 and 2003, respectively. The Company does not provide for the U.S. federal, state or additional foreign income tax effects on certain foreign earnings that management intends to permanently reinvest. For the fiscal year ended October 31, 2005, foreign earnings earmarked for permanent reinvestment totaled approximately $13.0 million. During the year ended October 31, 2005, the Company recorded prepaid taxes of $8.0 million relating to the intercompany transfer of a foreign trademark.

At October 31, 2005, the Company has U.S. and state net operating loss carryforwards of approximately $6.1 million and $14.1 million respectively, which will expire on various dates through 2025. In addition, the Company has foreign net operating loss carryforwards of approximately $72.9 million for the year ended October 31, 2005. Approximately $54.7 million will be carried forward until fully utilized, with the remaining $18.2 million expiring on various dates through 2025.

In connection with the Rossignol acquisition, the Company recorded a valuation allowance of $6.9 million. During the year ended October 31, 2005, the valuation allowance was increased by a net amount of $2.3 million.

Note 14. Employee Plans

Retirement and additional pension plan benefits The Company's Skis Rossignol SAS subsidiary pays employees retirement indemnities in a lump sum at the date of retirement, which are calculated based on years of service and compensation levels. These liabilities are unfunded and are accounted for as a defined benefit obligation under SFAS No. 87, "Employers Accounting for Pensions."

Pursuant to SFAS No. 87, the Company records a net periodic pension cost in its statement of income, which represents the cost of the pension benefit for the period. There are no unrecognized benefit obligations at October 31, 2005. These amounts are determined using an assumed discount rate of 3.50%, an average salary increase of 2.25%, a turnover rate of 2.00% and an inflation rate of 1.75%. The following table summarizes the components of net period pension cost and the change in the benefit obligation during the period:

Three months ended October 31, (in thousands)		2005
Net periodic pension cost:		
Service cost	$	261
Interest charge		101
Discounted return on assets		–
Realized actuarial losses during the period		61
	$	423
Benefit obligation:		
Acquired balance, July 31, 2005		9,704
Disbursements		(143)
Net periodic pension costs		423
Balance, end of period	$	9,984

The following represents estimated future gross benefit payments related to the pension plan as of October 31, 2005:

(in thousands)		
2006	$	606
2007		316
2008		577
2009		668
2010		470
Thereafter		3,600
	$	6,237

The Company maintains the Quiksilver 401(k) Employee Savings Plan and Trust (the "401(k) Plan"). This plan is generally available to all domestic employees with six months of service and is funded by employee contributions and periodic discretionary contributions from the Company, which are approved by the Company's Board of Directors. The Company made contributions of $0.9 million, $0.7 million and $0.5 million to the 401(k) Plan for the years ended October 31, 2005, 2004 and 2003, respectively. The Company also made contributions of $0.2 million in fiscal 2005 to a 401(k) plan related to the newly acquired Rossignol subsidiaries in the United States. This 401(k) plan is expected to be merged into the Company's 401(k) Plan during the fiscal year ended October 31, 2006.

Employees of certain of the Company's French subsidiaries including, Na Pali, SAS, Skis Rossignol SAS, Skis Dynastar SAS and Look Fixations, with three months of service are covered under French Profit Sharing Plans (the "French Profit Sharing Plans"), which are mandated by law. Compensation is earned under the French Profit Sharing Plans based on statutory computations with an additional discretionary component. Funds are maintained by the Company and vest with the employees after five years, although earlier disbursement is optional if certain personal events occur or upon the termination of employment. Compensation expense of $3.2 million, $2.3 million and $2.0 million was recognized related to the French Profit Sharing Plans for the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

Note 15. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's management in deciding how to allocate resources and in assessing performance. The Company operates in the outdoor market of the sporting goods industry in which the Company designs, produces and distributes clothing, wintersports and golf equipment, footwear, accessories and related products. The Company operates in three geographic segments, the Americas, Europe and Asia/Pacific. The Americas segment includes revenues primarily from the United States and Canada, while the European segment includes revenues primarily from Western Europe, and the Asia/Pacific segment includes revenues primarily from Australia, Japan, New Zealand and Indonesia. Costs that support all three geographic segments, including trademark protection, trademark maintenance and licensing functions are part of corporate operations. Corporate operations also includes sourcing income and gross profit earned from the sale of products to certain licensees. The Company's largest customer accounts for approximately 4% of it's revenues.

The Company produces different product lines within each geographical segment. The percentages of revenues attributable to each product line are as follows:

Percentage of Revenues	2005	2004	2003
T-Shirts	18%	19%	20%
Accessories	12	14	14
Jackets, sweaters and technical outerwear	11	12	12
Footwear	11	9	5
Wintersports equipment	9	2	1
Pants	8	10	11
Shirts	7	9	10
Swimwear, excluding boardshorts	6	7	8
Fleece	4	5	6
Shorts	4	5	6
Boardshorts	4	4	4
Tops and dresses	4	4	3
Golf equipment	2	–	–
	100%	100%	100%

Information related to the Company's geographical segments is as follows:

Years Ended October 31, (in thousands)	2005	2004	2003
Revenues, net:			
Americas	$ 843,677	$ 616,818	$492,442
Europe	712,310	496,276	386,226
Asia/Pacific.	220,941	148,733	94,187
Corporate operations	3,941	5,112	2,150
Consolidated	$1,780,869	$1,266,939	$975,005
Gross profit:			
Americas	$ 335,356	$ 251,357	$197,434
Europe	362,172	251,692	189,462
Asia/Pacific.	109,698	73,152	44,206
Corporate operations	1,298	1,958	2,150
Consolidated	$ 808,524	$ 578,159	$433,252
Operating income:			
Americas	$ 85,335	$ 63,811	$ 45,734
Europe	103,308	73,517	61,941
Asia/Pacific.	29,600	21,164	12,168
Corporate operations	(37,061)	(26,554)	(18,778)
Consolidated	$ 181,182	$ 131,938	$101,065
Identifiable assets:			
Americas	$ 813,549	$ 443,028	$300,464
Europe	977,057	413,454	299,977
Asia/Pacific.	313,993	118,918	95,835
Corporate operations	54,002	15,590	11,694
Consolidated	$2,158,601	$ 990,990	$707,970
Goodwill:			
Americas	$ 144,948	$ 86,382	$ 50,670
Europe	175,392	70,057	41,592
Asia/Pacific.	129,037	13,346	6,571
Consolidated	$ 449,377	$ 169,785	$ 98,833

France accounted for 36.4%, 38.4% and 39.6% of European net sales to unaffiliated customers for the years ended October 31, 2005, 2004 and 2003, respectively, while the United Kingdom accounted for 15.4%, 18.7% and 21.5%, respectively, and Spain accounted for 15.2%, 17.0% and 16.5%, respectively. Identifiable assets in the United States totaled $821.2 million.

Note 16. Derivative Financial Instruments

The Company is exposed to gains and losses resulting from fluctuations in foreign currency exchange rates relating to certain sales, royalty income, and product purchases of its international subsidiaries that are denominated in currencies other than their functional currencies. The Company is also exposed to foreign currency gains and losses resulting from domestic transactions that are not denominated in U.S. dollars, and to fluctuations in interest rates related to its variable rate debt. Furthermore, the Company is exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in the Company's consolidated financial statements due to the translation of the operating results and financial position of the Company's international subsidiaries. As part of its overall strategy to manage the level of exposure to the risk of fluctuations in foreign currency exchange rates, the Company uses various foreign currency exchange contracts and intercompany loans. In addition, interest rate instruments are used to manage the Company's exposure to the risk of fluctuations in interest rates.

Derivatives that do not qualify for hedge accounting but are used by management to mitigate exposure to currency risks are marked to fair value with corresponding gains or losses recorded in earnings. A gain of $1.1 million was recognized related to these types of contracts during fiscal 2005. For all qualifying cash flow hedges, the changes in the fair value of the derivatives are recorded in other comprehensive income. As of October 31, 2005, the Company was hedging transactions expected to occur through September 2009. Assuming exchange rates at October 31, 2005 remain constant, $2.4 million of gains, net of tax, related to hedges of these transactions are expected to be reclassified into earnings over the next sixteen months.

On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified exposure. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for entering into various hedge transactions. In this documentation, the Company identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and indicates how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The Company would discontinue hedge accounting prospectively (i) if it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (ii) when the derivative expires or is sold, terminated, or exercised, (iii) if it becomes probable that the forecasted transaction being hedged by the derivative will not occur, (iv) because a hedged firm commitment no longer meets the definition of a firm commitment, or (v) if management determines that designation of the derivative as a hedge instrument is no longer appropriate. As a result of the expiration, sale, termination, or exercise of derivative contracts, the Company reclassified into earnings net losses of $5.3 million, $3.6 million and $5.4 million during the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

The Company enters into forward exchange and other derivative contracts with major banks and is exposed to credit losses in the event of nonperformance by these banks. The Company anticipates, however, that these banks will be able to fully satisfy their obligations under the contracts. Accordingly, the Company does not obtain collateral or other security to support the contracts.

A summary of derivative contracts at October 31, 2005 is as follows:

In thousands	Notional Amount	Maturity	Fair Value
United States dollar	$162,897	Nov. 2005 – Oct. 2006	$ 4,252
Canadian dollar	637	March 2006 – April 2006	(38)
Swiss franc	781	Feb. 2007	10
Interest rate instruments U.S. dollar	9,513	Oct. 2006 – Jan. 2007	(49)
Interest rate instruments euro	31,962	April 2006 – Sept. 2009	(177)
	$205,790		$ 3,998

Note 17. Quarterly Financial Data (Unaudited)

A summary of quarterly financial data (unaudited) is as follows:

Quarter Ended (in thousands, except per share amounts)	January 31	April 30	July 31	October 31
Year ended October 31, 2005				
Revenues, net	$342,860	$426,853	$373,751	$637,405
Gross profit	152,906	193,365	174,915	287,338
Net income	14,214	34,667	24,635	33,604
Net income per share, assuming dilution	0.11	0.28	0.20	0.27
Trade accounts receivable	252,097	342,035	428,266	599,486
Inventories	236,819	177,842	438,336	386,396
Year ended October 31, 2004				
Revenues, net	$256,142	$322,579	$337,930	$350,288
Gross profit	113,669	147,043	150,407	167,040
Net income	9,174	27,790	19,530	24,875
Net income per share, assuming dilution	0.08	0.24	0.16	0.20
Trade accounts receivable	200,558	257,122	271,399	281,263
Inventories	179,282	127,318	171,639	179,605

Note 18. Condensed Consolidating Financial Information and Subsequent Events

In December 2005, the Company completed an exchange offer to exchange the Senior Notes for publicly registered notes with identical terms. Obligations under the Company's Senior Notes are fully and unconditionally guaranteed by certain of its existing domestic subsidiaries. The three domestic subsidiaries acquired as part of the Rossignol acquisition are required to become subsidiary guarantors of the Senior Notes. On January 11, 2006, two of these subsidiaries executed the required guarantees. The remaining subsidiary, Cleveland Golf, is expected to execute its guarantee by February 15, 2006.

The Company is required to present condensed consolidating financial information for Quiksilver, Inc. and its domestic subsidiaries within the notes to the consolidated financial statements in accordance with the criteria established for parent companies in the SEC's Regulation S-X, Rule 3-10(f). The following condensed consolidating financial information presents the results of operations, financial position and cash flows of Quiksilver Inc., its Guarantor Subsidiaries, its Non-Guarantor Subsidiaries and the eliminations necessary to arrive at the information for the Company on a consolidated basis as of October 31, 2005 and 2004 and for the years ended October 31, 2005, 2004 and 2003. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Prior to November 1, 2004, certain of the Company's Guarantor Subsidiaries did not exist and were created as part of an internal restructuring on that date. As a result, information presented prior to November 1, 2004 contains certain allocations between Quiksilver, Inc. and its Guarantor Subsidiaries to conform to the current subsidiary structure under which the guarantees exist.

Condensed Consolidating Balance Sheet

At October 31, 2005 (in thousands)	Quiksilver, Inc.	Wholly-owned Guarantor Subsidiaries [1]	Non-Guarantor Subsidiaries	Elimination	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 1,177	$ 20,816	$ 53,605	$ –	$ 75,598
Trade accounts receivable, net	–	207,120	392,366	–	599,486
Other receivables	920	4,918	21,576	–	27,414
Inventories	–	118,548	268,888	(1,040)	386,396
Deferred income taxes	–	22,531	19,115	–	41,646
Prepaid expenses and other current assets	1,788	6,588	13,443	–	21,819
Total current assets	3,885	380,521	768,993	(1,040)	1,152,359
Fixed assets, net	2,679	66,604	172,696	–	241,979
Intangible assets, net	2,310	47,960	197,432	–	247,702
Goodwill	–	177,841	271,536	–	449,377
Investment in subsidiaries	578,719	–	–	(578,719)	–
Other assets	11,735	4,933	27,287	–	43,955
Assets held for sale	–	4,225	19,004	–	23,229
Total assets	$599,328	$682,084	$1,456,948	$(579,759)	$2,158,601
Liabilities and Stockholders' Equity					
Current liabilities:					
Lines of credit	$ –	$ 6,138	$ 213,975	$ –	$ 220,113
Accounts payable	1,486	78,859	132,062	–	212,407
Accrued liabilities	18,237	29,777	134,665	294	182,973
Current portion of long-term debt	–	1,230	49,603	–	50,833
Income taxes payable	–	14,872	12,304	–	27,176
Intercompany balances	(63,906)	59,579	4,327	–	–
Total current liabilities	(44,183)	190,455	546,936	294	693,502
Long-term debt, net of current portion	431,944	76,456	131,948	–	640,348
Deferred income taxes	–	21,441	60,187	–	81,628
Total liabilities	387,761	288,352	739,071	294	1,415,478
Minority interest	–	–	10,241	–	10,241
Stockholders'/invested equity	211,567	393,732	707,636	(580,053)	732,882
Total liabilities and stockholders' equity	$599,328	$682,084	$1,456,948	$(579,759)	$2,158,601

(1) Includes balance sheets for certain of the Company's domestic subsidiaries and the Company's newly acquired domestic subsidiaries of Rossignol, except Cleveland Golf, from the date of acquisition of July 31, 2005.

Condensed Consolidating Balance Sheet

At October 31, 2004 (in thousands)	Quiksilver, Inc.	Wholly-owned Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ (1,070)	$ 9,489	$ 46,778	$ –	$ 55,197
Trade accounts receivable, net	–	125,732	155,531	–	281,263
Other receivables	5,033	2,189	14,273	(5,330)	16,165
Inventories	–	105,252	75,035	(682)	179,605
Deferred income taxes	–	11,125	11,174	–	22,299
Prepaid expenses and other current assets	358	4,866	7,043	–	12,267
Total current assets	4,321	258,653	309,834	(6,012)	566,796
Fixed assets, net	510	53,456	68,821	–	122,787
Intangible assets, net	2,307	48,831	69,978	–	121,116
Goodwill	–	77,738	92,047	–	169,785
Investment in subsidiaries	325,854	–	–	(325,854)	–
Other assets	1,790	714	8,002	–	10,506
Total assets	$334,782	$439,392	$548,682	$(331,866)	$990,990
Liabilities and Stockholders' Equity					
Current liabilities:					
Lines of credit	$ –	$ –	$ 10,801	$ –	$ 10,801
Accounts payable	1,689	33,820	69,545	–	105,054
Accrued liabilities	19,810	25,641	39,080	(5,436)	79,095
Current portion of long-term debt	–	1,230	9,074	–	10,304
Income taxes payable	–	14,606	3,836	–	18,442
Intercompany balances	(114,273)	2,774	111,499	–	–
Total current liabilities	(92,774)	78,071	243,835	(5,436)	223,696
Long-term debt, net of current portion	46,178	70,547	49,155	(2,671)	163,209
Deferred income taxes	–	21,607	(5,766)	–	15,841
Total liabilities	(46,596)	170,225	287,224	(8,107)	402,746
Stockholders'/invested equity	381,378	269,167	261,458	(323,759)	588,244
Total liabilities and stockholders' equity	$334,782	$439,392	$548,682	$(331,866)	$990,990

Condensed Consolidating Statements of Income

Year Ended October 31, 2005 (in thousands)	Quiksilver, Inc.	Wholly-owned Guarantor Subsidiaries[1]	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues, net	$ 2,904	$809,018	$1,003,298	$ (34,351)	$1,780,869
Cost of goods sold	–	492,575	491,150	(11,380)	972,345
Gross profit	2,904	316,443	512,148	(22,971)	808,524
Selling, general and administrative expense	31,690	238,373	379,939	(22,660)	627,342
Operating (loss) income	(28,786)	78,070	132,209	(311)	181,182
Interest expense	12,940	4,739	4,271	–	21,950
Foreign currency (gain) loss	(356)	481	(231)	–	(106)
Minority interest and other expense	–	–	992	–	992
(Loss) income before provision for income taxes	(41,370)	72,850	127,177	(311)	158,346
Provision for income taxes	(14,972)	29,078	36,864	256	51,226
Net (loss) income	$ (26,398)	$ 43,772	$ 90,313	$ (567)	$107,120

(1) Includes the results of operation for certain of the Company's domestic subsidiaries and the Company's newly acquired domestic subsidiaries of Rossignol, except Cleveland Golf, from the date of acquisition of July 31, 2005.

Year Ended October 31, 2004 (in thousands)	Quiksilver, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues, net	$ 685	$648,119	$644,819	$ (26,684)	$1,266,939
Cost of goods sold	–	383,383	312,558	(7,161)	688,780
Gross profit	685	264,736	332,261	(19,523)	578,159
Selling, general and administrative expense	19,244	195,545	250,368	(18,936)	446,221
Operating (loss) income	(18,559)	69,191	81,893	(587)	131,938
Interest (income) expense	(7,156)	2,569	10,977	–	6,390
Foreign currency loss	1,390	1,403	68	–	2,861
Other expense	–	–	695	–	695
(Loss) income before provision for income taxes	(12,793)	65,219	70,153	(587)	121,992
Provision for income taxes	(4,804)	24,271	21,156	–	40,623
Net (loss) income	$ (7,989)	$ 40,948	$ 48,997	$ (587)	$ 81,369

Condensed Consolidating Statement of Income

Year Ended October 31, 2003 (in thousands)	Quiksilver, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Revenues, net	$ 670	$496,385	$497,571	$ (19,621)	$975,005
Cost of goods sold	–	296,586	249,441	(4,274)	541,753
Gross profit	670	199,799	248,130	(15,347)	433,252
Selling, general and administrative expense	13,202	154,291	179,960	(15,266)	332,187
Operating (loss) income	(12,532)	45,508	68,170	(81)	101,065
Interest (income) expense	(5,539)	2,819	10,987	–	8,267
Foreign currency loss	558	214	1,471	–	2,243
Other expense	–	–	488	–	488
(Loss) income before provision for income taxes	(7,551)	42,475	55,224	(81)	90,067
Provision for income taxes	(2,810)	15,779	18,582	–	31,551
Net (loss) income	$ (4,741)	$ 26,696	$ 36,642	$ (81)	$ 58,516

Consolidating Statement of Cash Flow

Year Ended October 31, 2005 (in thousands)	Quiksilver, Inc.	Guarantor Subsidiaries[1]	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:				
Net income	$ (26,398)	$ 43,772	$ 89,746	$107,120
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	246	16,036	25,582	41,864
Provision for doubtful accounts	–	1,665	1,956	3,621
Loss on sale of fixed assets	(3)	1,207	2,240	3,444
Foreign currency gain	(221)	–	–	(221)
Interest accretion	–	–	1,319	1,319
Deferred income taxes	–	1,783	1,878	3,661
Changes in operating assets and liabilities:				
Trade accounts receivable	–	(62,277)	(166,584)	(228,861)
Other receivables	4,386	(2,659)	7,222	8,949
Inventories	–	22,431	4,909	27,340
Prepaid expenses and other current assets	(18)	32	(775)	(761)
Other assets	421	(1,623)	(6,043)	(7,245)
Accounts payable	(203)	12,409	10,327	22,533
Accrued liabilities	(10,081)	11,934	5,696	7,549
Income taxes payable	–	2,351	5,923	8,274
Net cash (used in) provided by operating activities	(31,871)	47,061	(16,604)	(1,414)
Cash flows from investing activities:				
Capital expenditures	(2,473)	(30,176)	(38,209)	(70,858)
Business acquisitions, net of cash acquired	(231,948)	(11,885)	(8,032)	(251,865)
Net cash used in investing activities	(234,421)	(42,061)	(46,241)	(322,723)
Cash flows from financing activities:				
Borrowings on lines of credit	–	6,208	117,768	123,976
Payments on lines of credit	–	(51,876)	(45,925)	(97,801)
Borrowings on long-term debt	484,843	9,630	135,983	630,456
Payments on long-term debt	(140,705)	(82,524)	(93,724)	(316,953)
Proceeds from stock option exercises	8,188	–	–	8,188
Intercompany	(81,518)	98,221	(16,703)	–
Net cash provided by (used in) financing activities	270,808	(20,341)	97,399	347,866
Effect of exchange rate changes on cash	(2,269)	493	(1,552)	(3,328)
Net increase (decrease) in cash and cash equivalents	2,247	(14,848)	33,002	20,401
Cash and cash equivalents, beginning of period	(1,070)	35,694	20,573	55,197
Cash and cash equivalents, end of period	$ 1,177	$ 20,846	$ 53,575	$ 75,598

(1) Includes the cash flows for certain of the Company's domestic subsidiaries and the Company's newly acquired domestic subsidiaries of Rossignol, except Cleveland Golf, from the date of acquisition of July 31, 2005.

Consolidating Statement of Cash Flow

Year Ended October 31, 2004 (in thousands)	Quiksilver, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:				
Net income	$ (7,989)	$ 40,948	$ 48,410	$ 81,369
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	722	12,332	13,793	26,847
Provision for doubtful accounts	–	3,381	2,742	6,123
Loss on sale of fixed assets	–	792	969	1,761
Foreign currency loss	(159)	–	–	(159)
Interest accretion	–	–	1,368	1,368
Deferred income taxes	–	6,363	(3,552)	2,811
Changes in operating assets and liabilities:				
Trade accounts receivable	–	(33,098)	(753)	(33,851)
Other receivables	782	203	(2,007)	(1,022)
Inventories	–	(5,176)	(7,964)	(13,140)
Prepaid expenses and other current assets	303	2,070	(1,249)	1,124
Other assets	(288)	959	(406)	265
Accounts payable	661	1,169	20,183	22,013
Accrued liabilities	1,488	15,194	5,271	21,953
Income taxes payable	–	15,753	(2,620)	13,133
Net cash (used in) provided by operating activities	(4,480)	60,890	74,185	130,595
Cash flows from investing activities:				
Capital expenditures	(5,019)	(18,524)	(28,914)	(52,457)
Business acquisitions, net of cash acquired	–	(65,074)	(5,545)	(70,619)
Net cash used in investing activities	(5,019)	(83,598)	(34,459)	(123,076)
Cash flows from financing activities:				
Borrowings on lines of credit	–	75,000	8,482	83,482
Payments on lines of credit	(14,900)	(27,921)	(21,124)	(63,945)
Borrowings on long-term debt	–	–	5,592	5,592
Payments on long-term debt	–	(3,647)	(10,831)	(14,478)
Proceeds from stock option exercises	9,718	–	–	9,718
Intercompany	14,846	(20,884)	6,038	–
Net cash provided by financing activities	9,664	22,548	(11,843)	20,369
Effect of exchange rate changes on cash	–	–	(557)	(557)
Net increase in cash and cash equivalents	165	(160)	27,326	27,331
Cash and cash equivalents, beginning of period	(1,235)	9,649	19,452	27,866
Cash and cash equivalents, end of period	$ (1,070)	$ 9,489	$ 46,778	$ 55,197

Consolidating Statement of Cash Flow

Year Ended October 31, 2003 (in thousands)	Quiksilver, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Cash flows from operating activities:				
Net income	$ (4,741)	$ 26,696	$ 36,561	$ 58,516
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	537	9,667	10,981	21,185
Provision for doubtful accounts	–	3,689	2,066	5,755
Loss on sale of fixed assets	–	3	180	183
Foreign currency loss	23	–	–	23
Interest accretion	–	–	902	902
Deferred income taxes	–	685	(3,609)	(2,924)
Changes in operating assets and liabilities:				
Trade accounts receivable	–	(4,462)	(14,937)	(19,399)
Other receivables	(606)	1,226	(1,184)	(564)
Inventories	–	(17,035)	(13,638)	(30,673)
Prepaid expenses and other current assets	(142)	(407)	(2,299)	(2,848)
Other assets	(1,407)	(899)	(809)	(3,115)
Accounts payable	201	373	(1,968)	(1,394)
Accrued liabilities	7,564	(5,867)	(785)	912
Income taxes payable	–	13,105	(3,073)	10,032
Net cash provided by operating activities	1,429	26,774	8,388	36,591
Cash flows from investing activities:				
Capital expenditures	(634)	(17,610)	(14,827)	(33,071)
Business acquisitions, net of cash acquired	(24,226)	(5,750)	(1,219)	(31,195)
Net cash used in investing activities	(24,860)	(23,360)	(16,046)	(64,266)
Cash flows from financing activities:				
Borrowings on lines of credit	38,421	58,910	1,779	99,110
Payments on lines of credit	–	(56,807)	–	(56,807)
Borrowings on long-term debt	–	–	16,126	16,126
Payments on long-term debt	–	(13,730)	(7,980)	(21,710)
Proceeds from stock option exercises	11,330	–	–	11,330
Intercompany	(27,607)	20,849	6,758	–
Net cash provided by (used in) financing activities	22,144	9,222	16,683	48,049
Effect of exchange rate changes on cash	–	–	4,895	4,895
Net increase in cash and cash equivalents	(1,287)	12,636	13,920	25,269
Cash and cash equivalents, beginning of period	52	(2,987)	5,532	2,597
Cash and cash equivalents, end of period	$ (1,235)	$ 9,649	$ 19,452	$ 27,866

Board of Directors and Stockholders
Quiksilver, Inc.

We have audited the accompanying consolidated balance sheets of Quiksilver, Inc. and subsidiaries (the "Company") as of October 31, 2005 and 2004, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2005. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of October 31, 2005, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Skis Rossignol SAS, which was acquired effective July 31, 2005 and whose financial statements reflect total assets and revenues constituting 45 percent and 12 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended October 31, 2005. Accordingly, our audit did not include the internal control over financial reporting at Skis Rossignol S.A. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Deloitte & Touche LLP

January 13, 2006
Costa Mesa, California

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over our financial reporting.

Management has used the framework set forth in the report entitled "Internal Control–Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of its internal control over financial reporting. Management has concluded that its internal control over financial reporting was effective as of the end of the most recent fiscal year. Management has excluded from their assessment the internal control over Financial Reporting at Skis Rossignol SAS, which was acquired effective July 31, 2005. Deloitte & Touche LLP has issued an attestation report on management's assessment of our internal control over financial reporting.

The foregoing has been approved by our management, including our Chief Executive Officer and Chief Financial Officer, who have been involved with the assessment and analysis of our internal controls over financial reporting.

Board of Directors
Robert B. McKnight, Jr.
Chairman of the Board and CEO,
Quiksilver, Inc.
Douglas K. Ammerman
Former Partner, KPMG
William M. Barnum, Jr.
Managing Member, Brentwood Associates
Laurent Boix-Vives
Chairman of the Board,
Roger Cleveland Golf Company, Inc.
Charles E. Crowe
Investor
Charles S. Exon
Executive Vice President, Business and
Legal Affairs, Secretary and
General Counsel, Quiksilver, Inc.
Michael H. Gray
President, Sweet Life Enterprises, Inc.
Timothy M. Harmon
Former President, Pacific Sunwear
of California, Inc.
Bernard Mariette
President, Quiksilver, Inc.
Franck Riboud
Groupe Danone Chairman and
Chief Executive
Tom Roach
President, Palm Springs
Harley-Davidson

Executive Officers
Robert B. McKnight, Jr.
Chairman of the Board and CEO
Bernard Mariette
President
Charles S. Exon
Executive Vice President, Business and
Legal Affairs, Secretary and General Counsel
Steven L. Brink
Chief Financial Officer and Treasurer

Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649
Telephone (714) 889-2200

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Costa Mesa, California

Corporate Counsel
Hewitt & O'Neil LLP, Irvine, California

Annual Meeting
10:00 a.m., March 24, 2006

Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649

Investor Relations Counsel
Integrated Corporate Relations
Westport, Connecticut
Telephone (203) 682-8200

Registrar & Transfer Agent
American Stock Transfer and Trust Co.
New York, New York
Telephone (800) 937-5449

Senior Notes Registrar
Wilmington Trust Company
Wilmington, Delaware
(302) 636-6396

Form 10-K A copy of our Annual Report on Form 10-K for the fiscal year ended October 31, 2005 has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report on Form 10-K, including financial statements but excluding exhibits, will be made available without charge to the stockholders upon written request to the company, sent to the attention of Steven L. Brink, Chief Financial Officer, at the corporate headquarters.

Market Place Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ZQK." The high and low sales prices of our common stock, as reported by the NYSE for the two most recent fiscal years, are set forth below.

	High	Low
Fiscal 2005		
4th quarter ended October 31, 2005	$ 16.61	$ 10.68
3rd quarter ended July 31, 2005	16.79	14.31
2nd quarter ended April 30, 2005	17.80	13.03
1st quarter ended January 31, 2005	15.55	13.51
Fiscal 2004		
4th quarter ended October 31, 2004	$ 13.85	$ 9.69
3rd quarter ended July 31, 2004	12.40	10.02
2nd quarter ended April 30, 2004	11.64	8.38
1st quarter ended January 31, 2004	9.15	7.45

Prices have been adjusted to reflect a 2-for-1 stock split effected in May 2005.

We have historically reinvested our earnings in our business and have never paid a cash dividend. No change in this practice is currently being considered. Our payment of cash dividends in the future will be determined by the Board of Directors, considering conditions existing at that time, including our earnings, financial requirements and condition, opportunities for reinvesting earnings, business conditions and other factors. In addition, under our principal credit agreement with a bank group, we must obtain the bank group's prior consent to pay dividends above a pre-determined amount.

On January 4, 2006, there were approximately 537 holders of record of our common stock and an estimated 25,133 beneficial stockholders.

Certifications In accordance with Section 302 of the Sarbanes-Oxley Act of 2002, we have filed our Chief Executive Officer and Chief Financial Officer 302 certifications as exhibits to our Annual Report on Form 10-K for the fiscal year ended October 31, 2005. In accordance with section 303A.12 of the New York Stock Exchange listing standards, we have also filed our NYSE 303A.12(a) Chief Executive Officer certification with the New York Stock Exchange.

Design / Stoyan Design, Costa Mesa, CA

Quiksilver, Inc.
15202 Graham Street
Huntington Beach, California 92649
www.quiksilverinc.com